UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-37537

Houlihan Lokey, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**95-2770395**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

10250 Constellation Blvd.
5th Floor
Los Angeles, California 90067
(Address of principal executive offices) (Zip Code)

(310) 788-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $.001	HLI	New York Stock Exchange

Securities Registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of September 30, 2022, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $3.75 billion.

As of May 23, 2023, the registrant had 50,830,588 shares of Class A common stock, $0.001 par value per share, and 17,231,481 shares of Class B common stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2023 annual meeting of stockholders, which the Registrant anticipates will be filed no later than 120 days after the end of its fiscal year, are incorporated by reference in Part III of this Form 10-K.

| Auditor Name: KPMG LLP | Auditor Location: Los Angeles, California | Auditor Firm ID: 185 |

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
TABLE OF CONTENTS

PART I

Unless the context otherwise requires, as used in this Annual Report on Form 10-K ("Form 10-K"), the terms the "Company," "Houlihan Lokey, Inc.," "Houlihan Lokey," "HL," "our firm," "we," "us" and "our" refer to Houlihan Lokey, Inc., a Delaware corporation ("HL DE"), and, in each case, unless otherwise stated, all of its subsidiaries. We use the term "HL Holders" to refer to our current and former employees and members of our management who hold our Class B common stock through the Houlihan Lokey Voting Trust (the "HL Voting Trust"). Our fiscal year ends on March 31st; references to fiscal 2023, fiscal 2022, and fiscal 2021 are to our fiscal years ended March 31, 2023, 2022, and 2021, respectively; references in this Form 10-K to years are to calendar years unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements. All statements other than statements of historical fact contained in this Form 10-K may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "expects," "plans," "anticipates," "could," "targets," "projects," "contemplates," "believes," "estimates," "intends," "predicts," "potential" or "continue," or the negative of these terms or other similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

- our ability to retain our Managing Directors and our other senior professionals;
- our ability to successfully identify, recruit and develop talent;
- changing market conditions;
- reputational risk;
- our volatile revenue and profits on a quarterly basis;
- risks associated with our acquisitions (including integration), joint ventures and strategic investments;
- strong competition from other financial advisory and investment banking firms;
- potential impairment of goodwill and other intangible assets, which represent a significant portion of our assets;
- our ability to execute on our growth initiatives, business strategies or operating plans;
- risks associated with the U.S. tax law changes;
- risks associated with our international operations;
- terrorism, political hostilities, war and other civil disturbances or other catastrophic events that reduce business activity;
- fluctuations in foreign currency exchange rates;
- costs of compliance associated with broker-dealer, employment, labor, benefits and tax regulations;
- our potential to offer new products within our existing lines of business or enter into new lines of business, which may result in additional risks and uncertainties in our business;
- operational risks;
- extensive and evolving regulation of our business and the business of our clients;
- substantial litigation risks;
- cybersecurity and other security risks;
- our dependence on fee-paying clients;
- our clients' ability to pay us for our services;
- our ability to generate sufficient cash in the future to service our indebtedness;
- an epidemic or pandemic, and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities may implement to address it, which may cause a severe and prolonged disruption and instability in the global financial markets and may precipitate or exacerbate one or more of the above-mentioned factors and/or other risks, and significantly disrupt or prevent us from operating our business in the ordinary course for an extended period; and
- other factors beyond our control.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. For information about other important factors that could adversely affect our future results, see "Risk Factors" in this Form 10-K.

These forward-looking statements speak only as of the date of this filing. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Form 10-K after we file this Form 10-K, whether as a result of any new information, future events or otherwise.

Item 1.   Business

Established in 1972, Houlihan Lokey, Inc. is a leading global independent investment bank with expertise in mergers and acquisitions (M&A), capital markets, financial restructurings, and financial and valuation advisory. Through our offices in the United States, South America, Europe, Asia, Australia, and the Middle East, we serve a diverse set of clients worldwide, including corporations, financial sponsors and government agencies. We provide our financial professionals with an integrated platform that enables them to deliver meaningful and differentiated advice to our clients. We advise our clients on critical strategic and financial decisions, employing a rigorous analytical approach coupled with deep product and industry expertise. We market our services through our product areas, our industry groups and our Financial Sponsors group, serving our clients in three primary business practices: Corporate Finance ("CF"), encompassing M&A and capital markets advisory, Financial Restructuring ("FR") both out-of-court and in formal bankruptcy or insolvency proceedings and Financial and Valuation Advisory ("FVA"), including financial opinions and a variety of valuation and financial consulting services.

We are committed to a set of principles that serve as the backbone of our success. Independent advice and intellectual rigor, combined with consistent senior-level involvement, are hallmarks of our commitment to client service. Our entrepreneurial culture engenders our flexibility to collaborate across our business practices to provide world-class solutions for our clients. Our broad-based employee ownership serves to align the interests of employees and shareholders and further encourages a collaborative environment where our CF, FR, and FVA professionals work together productively and creatively to solve our clients' most critical financial issues. We enter into businesses or offer services where we believe we can excel based on our expertise, analytical sophistication, industry focus and competitive dynamics. Finally, we remain independent and specialized, focusing on advisory products and market segments where our expertise is both differentiating and less subject to conflicts of interest arising from non-advisory products and services, and where we believe we can be a market leader in a particular segment. We do not lend or engage in any securities sales and trading operations or research that might conflict with our clients' interests.

As of March 31, 2023, we had a team of 1,904 financial professionals across 37 offices globally, serving more than 2,000 clients annually over the past several years, ranging from closely held companies to Fortune Global 500 corporations. Information on our segments is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Advisory Services

We provide our financial professionals with an integrated platform that enables them to deliver meaningful and differentiated advice to our clients. We market our services through our three business practices described below, our industry groups and our Financial Sponsors group, who work collaboratively to deliver comprehensive solutions and seamless execution for our clients. This marketing effort is combined with an extensive network of referral relationships with law firms, consulting firms, accounting firms and other professional services firms that have been developed by our financial professionals who maintain those relationships as potential referral sources and direct clients across all of our business practices.

Corporate Finance

As of March 31, 2023, we had 217 CF Managing Directors utilizing a collaborative, interdisciplinary approach to provide our clients with extensive industry and product expertise and global reach in a wide variety of M&A and capital markets transactions. We compete with boutique firms focused on particular industries or geographies as well as other global independent investment banks and bulge-bracket firms. A majority of our engagements relate to mid-cap transactions, which we believe is an attractive segment that is underserved by bulge-bracket investment banks. We believe that our deep sector expertise, significant senior banker involvement and attention, strong financial sponsor relationships and global platform provide a compelling value for our clients, engendering long-term relationships and providing a competitive advantage against our peers in this segment of the market.

We believe that through our industry groups we have a meaningful presence in every major industry segment, including: business services; consumer, food and retail; energy; financial services; fintech; healthcare; industrials; real estate, lodging and leisure; and technology. We continue to expand and deepen our specialized industry capabilities through a combination of internal promotion, external hires and acquisitions. While the majority of our engagements are in the United States, we continue to enhance our presence in other geographies, including Europe, Asia, South America, Australia and the Middle East and we believe there will be continued opportunities to grow in regions outside the United States.

Our CF activities are comprised of two significant categories:

Mergers & Acquisitions: We have extensive expertise in mergers, acquisitions, divestitures, and other related advisory services for a broad range of United States and international clients. Our CF professionals have relationships with thousands of companies and financial sponsors, providing us with valuable insights into a wide variety of relevant markets.

Our M&A business consists primarily of sell-side and buy-side engagements. In particular, we believe we have developed a reputation in the marketplace as one of the most prolific sell-side advisors, consistently selling more companies under $1 billion than any competitor. We provide advice and services to a diverse set of parties, including public and private company executives, boards of directors, special committees and financial sponsors.

We believe our team of experienced and talented financial professionals is well positioned to provide advice across a wide range of M&A advisory services globally, including sell-side, buy-side, joint ventures, asset sales and divestitures that are less subject to conflicts of interest arising from non-advisory services. Our global industry group model with embedded M&A capabilities brings sector-specific knowledge, experience and relationships to our clients, allowing us to provide differentiated expert advice and connect buyers and sellers on a global basis.

Capital Markets Advisory: We provide global financing solutions and capital-raising advisory services for a broad range of corporate and private equity clients across most industry sectors, from large, publicly-held, multinational corporations to financial sponsors to privately-held companies founded and run by entrepreneurs.

Our Capital Markets Advisory professionals leverage a wide array of longstanding, senior-level lender and investor relationships, including with traditional and non-traditional direct capital providers (such as institutional credit funds, commercial finance companies, business development companies, insurance companies, pension funds, mutual funds, global asset managers, special situations investors and structured equity providers). As the traditional syndicated capital markets have become increasingly complex and more regulated, the private capital markets have developed to provide an alternative source of flexible capital that can be tailored to meet clients' needs.

We believe we excel in providing our clients with sophisticated and thoughtful advice and access to traditional and non-traditional capital providers in the private and public capital markets. Our objective is to help clients create a capital structure that enables them to achieve their strategic priorities on the best terms available in the market, which often involves raising more than one type of capital.

Financial Restructuring

As of March 31, 2023, we had 57 FR Managing Directors working around the globe, which we believe constitutes one of the largest restructuring groups in the investment banking industry. Our FR group has earned a reputation for being the advisor of choice for many of the largest and most complex restructurings, offering knowledge, experience, and creativity to address challenging situations. We operate in all major worldwide markets as debt issuances have increased around the world. Our FR professionals bring to bear deep expertise and experience in restructurings in the United States, Canada, Europe, Asia, Australia, the Middle East, Latin America and Africa. Given the depth and breadth of the team's expertise and the high barriers to entry for this expertise and experience, international and multi-jurisdictional restructurings represent an attractive opportunity for our FR group.

The group employs an interdisciplinary approach to engagements, calling upon the expertise of our industry groups, Capital Markets Advisory group and Financial Sponsors group, and drawing on the worldwide resources of the FR team as each situation may require. The FR group has deep experience evaluating complex, highly leveraged situations. In addition to comprehensive financial restructurings, we work with distressed companies on changes of control, asset sales and other M&A and capital markets activities, many times involving the sale of a company or its assets quickly, and in contested or litigious settings on expedited timeframes. We advise companies and creditor constituencies at all levels of the capital structure, in both out-of-court negotiations and in formal bankruptcy or insolvency proceedings. Our experience, geographic diversity and size allow us to provide the immediate attention and staffing required for time-sensitive and mission-critical restructuring assignments, making us a valued partner for our clients.

Our dedicated team is active throughout business cycles. Our FR practice serves as a countercyclical hedge across macroeconomic cycles, with increasing levels of restructuring opportunities often occurring during periods when demand for M&A and capital markets advisory services may be reduced. In robust macroeconomic environments, demand for the services of our FR team generally continues due to opportunities arising from secular and cyclical disruptions in certain industries. Our geographic diversity and global market leadership allow our FR group to maintain significant levels of activity even when the U.S. capital markets are vibrant.

Our broad base of clients and our extensive experience allow us to understand the dynamics of each restructuring situation and strengthen our negotiating strategies by providing us insight into the needs, attitudes and positions of all parties-in-interest. Our clients include companies, bondholder groups, financial institutions, banks and other secured creditor groups, trade creditors, official Chapter 11 creditors' committees, equity holders, acquirers, equity sponsors, and other parties-in-interest involved with financially challenged companies.

Our FR professionals work closely with our CF and FVA professionals to provide holistic advice and services.

Financial and Valuation Advisory

As of March 31, 2023, we had 39 Managing Directors in our FVA group, which we believe represents one of the largest and most respected valuation and financial opinion practices in the United States. We have developed a reputation as a thought-leader in the field of valuation, and our professionals produce influential studies and publications, which are recognized and valued throughout the financial industry. We believe our extensive transaction expertise and leadership in the fields of valuation, diligence, tax and financial analytics inspire the confidence of the financial executives, boards of directors, special committees, retained counsel, financial and strategic investors and business owners that we serve. We believe that our reputation for delivering an outstanding analytical product that will withstand legal or regulatory scrutiny coupled with our independent financial, accounting and tax skills makes us the advisor of choice for clients with complex valuation, transaction opinion, transaction accounting, tax and diligence needs.

Our core competencies in our FVA practice are based in our deep technical financial, accounting and tax skills. These capabilities include our ability to analyze and value companies, security interests, and different types of assets, including complex illiquid investments, as well as our ability to analyze, diligence and structure the financial and tax aspects of public and private transactions. We are organized around different service lines as each line has different regulatory or compliance specializations as well as different marketing channels.

Human Capital Resources

Our goal is to attract, develop and retain the best talent in our industry across all levels. We believe our compensation programs are competitive, offering a portion of compensation in deferred cash and a portion in deferred stock awards to provide incentives for our employees to remain with us. In addition, we strive to foster a collaborative environment to attract and retain employees, and we seek individuals who fit our culture of entrepreneurship, integrity, creativity, and commitment to our clients. For over 20 years, we have emphasized broad employee ownership as a way to align the incentives of our employees and shareholders. As of March 31, 2023, we had approximately 1,000 present and former employee shareholders that collectively owned approximately 27% of our equity with no single employee owning more than 2% of our equity. We believe that a strong emphasis on cultural fit during our recruiting process combined with broad employee ownership results in high retention rates.

Our Managing Directors (other than our executive officers) are compensated based on their ability to deliver profitable revenues on a consistent basis to our firm, the quality of advice and execution provided to our clients, and their collaboration with their colleagues across industries, products, and regions. We do not compensate on a commission-based pay model. Our compensation structure for junior financial professionals is based on a system of meritocracy whereby bankers are rewarded for past performance and expectation of future development, and compensation levels are tested against prevailing market compensation for bankers at similar levels.

The primary sources of recruitment for our junior financial professionals are leading undergraduate and graduate programs around the world. Our consistent hiring practices year after year have created partnerships with these institutions and resulted in a steady and high-quality pipeline of junior financial professionals. To supplement this annual class of new hires, we opportunistically and strategically hire professionals with experience and backgrounds relevant to our various businesses. Regardless of title, we place a high degree of emphasis on cultural fit, technical capability and individual character. When we hire junior financial professionals, we hire them directly into one of our business practices to enable them to begin to develop their relevant skill set from day one.

Across our firm, we devote significant time and resources to training and mentoring our employees to ensure every person achieves their highest possible potential. We strive to identify and cultivate future leaders within our firm and are committed to developing our brightest and most ambitious junior professionals into Managing Directors. This philosophy of investing in our people has been and will continue to be core to our culture and organization. As of March 31, 2023, 2022, and 2021, we employed 2,610, 2,257, and 1,574 people, respectively, worldwide.

Competition

Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including industry knowledge, transaction execution skills, strength of client relationships, reputation, and price. We believe our primary competitors vary by product and industry expertise and would include the following: for our CF practice, Jefferies LLC, Lazard Ltd, Moelis & Company, N M Rothschild & Sons Limited, Piper Sandler Companies, Robert W. Baird & Co. Incorporated, Stifel Financial Corp., William Blair & Company, L.L.C., and the bulge-bracket investment banking firms; for our FR practice, Evercore Partners, Lazard Ltd, Moelis & Company, N M Rothschild & Sons Limited and PJT Partners; and for our FVA practice, the "big four" accounting firms, Lincoln International LLC, Kroll, LLC., Alvarez & Marsal and various global financial advisory and accounting firms.

We compete with all of the above as well as with regional and industry-focused boutique firms to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain our existing employees. We may be at a competitive disadvantage in certain situations with regard to certain of our competitors who are able to, and regularly do, provide financing or market making services that are often instrumental in effecting transactions.

Regulation

United States

As a financial services provider, Houlihan Lokey is subject to extensive regulation in the United States and across the globe. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the United States, the Securities and Exchange Commission (the "SEC") is the federal agency responsible for the administration of the federal securities laws. Houlihan Lokey Capital, Inc. ("Houlihan Lokey Capital") and Houlihan Lokey Advisors, LLC ("Houlihan Lokey Advisors"), two of our wholly owned subsidiaries, through which we conduct our CF, FR and transaction opinion businesses in the United States, are registered as a broker-dealers with the SEC. Houlihan Lokey Capital and Houlihan Lokey Advisors are subject to regulation and oversight by the SEC. In addition, the Financial Industry Regulatory Authority, Inc. ("FINRA"), a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its broker-dealer member firms, including Houlihan Lokey Capital and Houlihan Lokey Advisors. State securities regulators also have regulatory or oversight authority over Houlihan Lokey Capital and Houlihan Lokey Advisors in those states in which they do business.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices, the financing of customers' purchases, capital structure, record-keeping and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

Houlihan Lokey Financial Advisors, Inc. ("HLFA"), our wholly owned subsidiary, provides valuation services and related financial analyses of various businesses and types of assets which are used by clients in connection with mergers and acquisitions, divestitures, recapitalizations, dispute analysis, and estate, gift, and income tax support. In rendering such analyses, HLFA does not: (i) make recommendations or provide advice with respect to the merits of any security or transaction, the suitability of transacting in any security, or any investment decision with respect to any security, or (ii) manage or hold client accounts, securities or funds. In addition to valuation and financial consulting and analytic services, HLFA provides dispute resolution services.

The USA PATRIOT Act of 2001 and the Treasury Department's implementing federal regulations require us, as a "financial institution," to establish and maintain an anti-money-laundering program. The Financial Crimes Enforcement Network ("FinCEN''), a part of the United States Department of the Treasury, is charged with protecting the financial system from illicit use, combating money laundering, and promoting national security through financial intelligence. FinCEN's customer due diligence rule requires certain financial institutions, including broker-dealers, to obtain, verify, and record certain client information, including, in some cases, beneficial ownership, as well as to maintain adequate internal controls to prevent and detect possible violations of anti-money laundering rules. In addition, in connection with its administration and enforcement of economic and trade sanctions based on United States foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control ("OFAC") publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers, designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals" ("SDNs"). Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, OFAC administers a number of comprehensive sanctions and embargoes that target certain countries, governments and geographic regions. We are generally prohibited from engaging in transactions involving any country, government, entity, or person that is subject to such comprehensive sanctions.

Certain parts of our business are subject to compliance with laws and regulations of United States federal and state governments, non-United States governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Europe

Our European advisory business is conducted primarily through our subsidiaries and or one of their branches, namely, as regards the provision of regulated investment services:

- in the United Kingdom, Houlihan Lokey EMEA, LLP ("HL EMEA, LLP"), Houlihan Lokey UK Limited ("HL UK"), Houlihan Lokey (Corporate Finance) Limited ("HLCF Ltd"), and Houlihan Lokey Advisory Limited ("HLA Ltd"), a limited liability partnership and private limited companies, respectively, each of which is organized under the laws of England and Wales; and
- in Germany, Houlihan Lokey (Europe) GmbH ("HLE GmbH") a private limited company organized under the laws of such jurisdiction with branches in England, France, and Spain in addition to its main office in Germany.

In addition to those entities referenced above, we also provide unregulated corporate finance advisory services through other subsidiaries in Germany, Italy, France, the Netherlands, Sweden, Belgium, Switzerland, and Spain.

Each of HL EMEA, LLP, HL UK, HLCF Ltd, and HLA Ltd are authorized and regulated by the United Kingdom's Financial Conduct Authority. HL UK, HL CF Ltd, and HLA Ltd were formerly named "GCA Altium Limited", "Quayle Munro Limited" and "Oakley Advisory Limited", respectively, and, following their acquisitions, we have continued to operate their businesses through such entities. The current U.K. regulatory regime is based upon the Financial Services and Markets Act 2000 ("FSMA"), together with secondary legislation and other rules made under FSMA and other relevant legislation. These rules govern our financial advisory business in the United Kingdom, including regulated activities, record keeping, approval standards for individuals, anti-money laundering and periodic reporting.

HLE GmbH, through which we now conduct our regulated business in the EU, was established in order to mitigate the effects of the United Kingdom ceasing to be a member of the EU ("Brexit") on our European business, further to the end of the Brexit transitional period and the withdrawal of "passport" rights in favor of HL EMEA, LLP and HLCF Ltd. HLE GmbH is approved to conduct regulated investment services by the German regulatory authority, Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin").

HLE GmbH has exercised the appropriate European financial services passport rights to provide cross-border services into all other members of the EEA from Germany and to establish branches in France and Spain. These "passport" rights derive from the pan-European regime established by the EU Markets in Financial Instruments Directive, which regulates the provision of investment services and ancillary activities throughout the EEA.

Middle East

Dubai, United Arab Emirates

Houlihan Lokey (MEA Financial Advisory) Ltd. is licensed under Article 48 of the Regulatory Law 2004 by the Dubai Financial Services Authority ("DFSA") to provide certain regulated financial services from its office in the Dubai International Financial Centre. Such entity is subject to DFSA administered law and regulation (most notably certain applicable modules of the DFSA Rulebook), and individuals within it carrying out "licensed functions" (essentially senior management roles) are required to be approved by DFSA to so act.

Israel

In Israel we provide unregulated corporate finance advisory services through the Israel branch of Houlihan Lokey Israel Limited, a private limited company organized under the laws of England and Wales. The branch is registered with the Israeli Corporations Authority.

Asia Pacific

Australia

Houlihan Lokey (Australia) Pty Limited is licensed and subject to regulation by the Australian Securities & Investments Commission and must also comply with applicable provisions of the Corporations Act 2001 and other Australian legal and regulatory requirements, including capital adequacy rules, customer protection rules, and compliance with other applicable trading and investment banking regulations

Hong Kong SAR

In Hong Kong, the Securities and Futures Commission (the "SFC") regulates our subsidiary, Houlihan Lokey (China) Limited. The compliance requirements of the SFC include, among other things, various codes of conduct and certain capital requirements. The SFC licenses the activities of the officers, directors, and employees of Houlihan Lokey (China) Limited, and requires the registration of such individuals as licensed representatives.

India

Houlihan Lokey's Indian financial and valuation advisory business is conducted through Houlihan Lokey Advisory (India) Private Limited, which is licensed by the Securities and Exchange Board of India ("SEBI") as an Investment Adviser.

Japan

In Japan, financial advisory services are provided by Houlihan Lokey Corporation, G-FAS Corporation, HL Succession Corporation, and BIZIT Inc., none of which conducts regulated activities in Japan.

Singapore

In Singapore, Houlihan Lokey conducts its business through Houlihan Lokey (Singapore) Private Limited and Houlihan Lokey Advisers Singapore Private Limited, both of which are registered with the Monetary Authority of Singapore ("MAS") as "exempt corporate finance advisors" and are therefore able to provide exempt corporate finance advisory services to accredited investors only, subject to compliance with regulation governing such status as applicable from time to time in Singapore.

Vietnam

In Vietnam, Houlihan Lokey provides unregulated corporate finance advisory services through Houlihan Lokey Vietnam LLC.

South America

Brazil

In Brazil, Houlihan Lokey provides unregulated financial advisory services through Houlihan Lokey Assessoria Financeira Limitada.

Other

We are also subject to laws and regulations prohibiting corrupt or illegal payments to government officials and other persons, including the US Foreign Corrupt Practices Act and the UK Bribery Act. We maintain policies, procedures and internal controls intended to comply with those regulations.

Organizational Structure

Overview

Houlihan Lokey, Inc. is a holding company that operates our business through its subsidiaries, the primary subsidiaries being Houlihan Lokey Capital, HLFA and HL EMEA LLP, each of which is described above under "Regulation."

The diagram below depicts our current organizational structure and the percentages are as of March 31, 2023:


HL Voting Trust
Public
Class B common stock
79.1% voting interest
27.4% economic interest
Class A common stock
20.9% voting interest
72.6% economic interest
Houlihan Lokey, Inc.
Houlihan Lokey, Inc. Subsidiaries

HL Voting Trust Agreement

In connection with the successful completion of the initial public offering ("IPO") of our Class A common stock in August 2015, we entered into the Voting Trust Agreement (the "HL Voting Trust Agreement") dated as of August 18, 2015 with the HL Holders and the trustees of the HL Voting Trust. Pursuant to the HL Voting Trust Agreement, the trustees have the right to vote the shares of our common stock deposited by any HL Holder, together with any shares of Class B common stock acquired by such HL Holder, in their sole and absolute discretion on any matter, without fiduciary duties of any kind to the HL Holders. As of March 31, 2023, the HL Voting Trust controlled approximately 79.1% of the total voting power of the Company.

Controlled Company

The HL Voting Trust controls a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" under the rules of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements that (i) a majority of our board of directors consist of independent directors and (ii) that our board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under the New York Stock Exchange listing standards. We utilize, and intend to continue to utilize, certain of these exemptions. At the present time, the majority of our directors are independent, as required by the New York Stock Exchange, we have a fully independent audit committee, and our compensation and nominating and corporate governance committees are composed entirely of independent directors. See "Risk Factors—Risks Related to Our Class A Common Stock—We are a "controlled company" within the meaning of the New York Stock Exchange listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to such requirements." In the event that we cease to be a "controlled company" and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with all of these provisions by the expiration of the applicable transition periods.

Market and Industry Data

The industry, market and competitive position data referenced throughout this Form 10-K are based on research, industry and general publications, including surveys and studies conducted by third parties. Industry rankings are based on data provided by Refinitiv unless otherwise noted. Information from Refinitiv relating to industry rankings are sourced through direct deal submissions from financial institutions coupled with research performed by Refinitiv analysts. Industry publications, surveys and studies generally state that they have been obtained from sources believed to be reliable. We have not independently verified such third party information. While we are not aware of any misstatements regarding any industry, market or similar data presented herein, such data involve uncertainties and are subject to change based on various factors, including those discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Form 10-K.

In this Form 10-K, we use the term "independent investment banks" or "independent advisors" when referring to ourselves and other investment banks or financial advisors that are primarily focused on advisory services and that conduct no or limited commercial banking, lending, or securities sales and trading activities, which we believe are well positioned to provide uncompromised advice that is less subject to conflicts of interest arising from non-advisory services. In this Form 10-K, we use the term "mid-cap" when referring to transactions with a value below $1 billion and "large-cap" when referring to transactions with a value equal to or in excess of $1 billion.

Other Information

Our website address is www.hl.com. We make available free of charge in the Investor Relations section of our website (http://investors.hl.com) this Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our Proxy Statements and reports filed by officers and directors under Section 16(a) of that Act, as well as various governance documents. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding the Company is routinely posted on and accessible at http://investors.hl.com. We do not intend for information contained in our website to be part of this Form 10-K. The inclusion of our website address in this Form 10-K does not include or incorporate by reference the information on our website into this Form 10-K or any other document into which this Form 10-K is incorporated by reference.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Item 1A.   Risk Factors

Risks Related to Our Business

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. Unfavorable market or economic conditions, including reduced expectations for, or further declines in, the U.S. and global economic outlook, may adversely affect our businesses; in particular, where revenue generated is directly related to the volume and size of the transactions in which we are involved. For example, weak market or economic conditions may adversely affect our CF and FVA groups because, in an economic downturn, the volume and size of transactions may decrease, thereby reducing the demand for our M&A, capital raising and opinion advisory services and increasing price competition among financial services companies seeking such engagements. Moreover, in the period following an economic downturn, the volume and size of transactions typically takes time to recover and lags a recovery in market and economic conditions. In particular, our clients engaging in M&A transactions often rely on access to the credit and/or capital markets to finance their transactions. The uncertainty of available credit and interest rates and the volatility of the capital markets and the fact that we do not provide financing or otherwise commit capital to clients can adversely affect the size, volume, timing and ability of such clients to successfully complete M&A transactions and adversely affect our CF and FVA groups. In addition, our profitability would be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions. On the other hand, strong market or economic conditions may adversely affect our FR group. In a strong environment, the volume and size of recapitalization and restructuring transactions may decrease, thereby reducing the demand for the services provided by our FR business segment and increasing price competition among financial services companies seeking such engagements. Changes in market and economic conditions are expected to impact our businesses in different ways, and we may not be able to benefit from such changes. Further, our business, financial condition and results of operations could be adversely affected by changing market or economic conditions.

Our profitability may also be adversely affected by changes in market and economic conditions because we may not be able to reduce certain fixed costs within a time frame sufficient to match any decreases in revenue. The future market and economic climate may deteriorate because of many factors beyond our control, including rising interest rates or inflation, terrorism or political uncertainty. For example, the U.S. Federal Reserve has raised the federal funds interest rate and has signaled concerns with respect to inflation. In response, market interest rates have risen in recent periods. While the timing and impact of rising interest rates are unknown, a continued increase in market interest rates could have an adverse effect on our transaction volumes, results of operations and financial condition. In addition, recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States, in particular those with exposure to certain types of depositors and large portfolios of investment securities. On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation (the "FDIC") was appointed receiver of SVB. On March 12, 2023, the FDIC was appointed receiver of Signature Bank. While we do not have any exposure to SVB or Signature Bank, we do maintain our cash at financial institutions, often in balances that exceed the current FDIC insurance limits. If other banks and financial institutions enter receivership or become insolvent in the future due to financial conditions affecting the banking system and financial markets, our ability to access our cash, cash equivalents and investments, including transferring funds, making payments or receiving funds, may be threatened and could have a material adverse effect on our business and financial condition. In addition, the operating environment and public trading prices of financial services sector securities can be highly correlated, in particular in times of stress, which may adversely affect the trading price of our Class A common stock and potentially our results of operations.

A substantial portion of our revenue is derived from advisory engagements in our CF and FR business segments, including engagements under which our fees include a significant component based upon goals, such as the completion of a transaction. As a result, our revenue and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

Revenue and profits derived from our CF and FR business segments can be highly volatile. We derive a substantial portion of our revenue from advisory fees, which are mainly generated at key transaction milestones, such as closing, the timing of which is outside of our control. In many cases, for advisory engagements that do not result in the successful consummation of a transaction, we are not paid a fee other than the reimbursement of certain out-of-pocket expenses and, in some cases, a modest retainer, despite having devoted considerable resources to these transactions. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as market conditions and the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or shareholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business is experiencing unexpected financial problems. Anticipated bidders for client assets during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. Because these fees are contingent, revenue on such engagements, which is recognized when all revenue recognition criteria are met, is not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year.

We expect that we will continue to rely on advisory fees, including fees based upon goals, such as the completion of a transaction, for a substantial portion of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Should these contingent fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our Class A common stock. Because advisory revenue can be volatile and represents a significant portion of our total revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry. Fluctuations in our quarterly financial results could, in turn, lead to large adverse movements in the price of our Class A common stock or increased volatility in our stock price generally.

Our acquisitions, joint ventures, and strategic investments may result in additional risks and uncertainties in our businesses.

In addition to recruiting and organic expansion, we have grown, and intend to continue to grow, our core businesses through acquisitions, joint ventures and strategic investments.

We regularly evaluate opportunities to acquire other businesses. Unless and until acquisitions of other businesses generate meaningful revenues, the purchase prices we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from acquisitions. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, including expenses related to any potential acquisition from which we may withdraw, diversion of our management's time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or integrate personnel and financial, accounting, technology and other systems, including compliance with the Sarbanes-Oxley Act, dilutive issuances of equity securities, including convertible debt securities, incurrence of debt, the assumption of legal liabilities, amortization of acquired intangible assets, potential write-offs related to the impairment of goodwill, and additional conflicts of interest. For example, in October 2021 we acquired GCA Corporation for approximately $589.6 million, which significantly expanded our presence in Asia and Europe and there can be no assurance that we will be able realize the full benefits of the acquisition, including the synergies, operating efficiencies, or sales or growth opportunities that are expected. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

In the case of joint ventures, we are subject to additional risks and uncertainties relating to governance and controls. For example, we may be dependent upon, and subject to, liability, losses or reputational damage relating to personnel, controls and systems that are not fully under our control. In addition, disagreements between us and our joint venture partners may negatively impact our business and profitability.

Goodwill and other intangible assets represent a significant portion of our assets, and an impairment of these assets could have a material adverse effect on our financial condition and results of operations.

Goodwill and other intangible assets represent a significant portion of our assets, and totaled $1.29 billion as of March 31, 2023. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition of key personnel, a prolonged decline in our stock price and market capitalization, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of one of our businesses and other factors. Although we determined that it is not more likely than not that the fair values of our goodwill and intangible assets were less than their carrying values during fiscal 2023 and fiscal 2022, annual impairment reviews of indefinite-lived intangible assets or any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the reporting units requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our reporting units, including such factors as market performance, changes in our client base and projected growth rates. Because these factors are ever changing, due to market and general business conditions, our goodwill and indefinite-lived intangible assets may be impaired in future periods.

Our international operations are subject to certain risks, which may affect our revenue.

In fiscal 2023, we earned approximately 29% of our revenue from our international operations. We intend to grow our non-United States business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. For example, the acquisition of GCA Corporation has greatly expanded our international presence in Asia and Europe. In addition, many of our larger clients are non-United States entities. Our international operations carry special financial and business risks, which could include the following:

- greater difficulties in managing and staffing foreign operations;
- fluctuations in foreign currency exchange rates that could adversely affect our results;
- unexpected and costly changes in trading policies, regulatory requirements, tariffs and other barriers;
- cultural and language barriers and the need to adopt different business practices in different geographic areas;
- longer transaction cycles;
- higher operating costs;
- local labor conditions and regulations;
- adverse consequences or restrictions on the repatriation of earnings;
- potentially adverse tax consequences, such as trapped foreign losses;
- potentially less stable political and economic environments;
- terrorism, political hostilities, war and other civil disturbances or other catastrophic events, such as the Russian invasion of Ukraine and the resulting war, that reduce business activity; and
- difficulty collecting fees.

As part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-United States standards and procedures.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-United States subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results or growth prospects.

In recent years, the United States Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has significantly expanded the reach of its anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial condition, results of operations or the market value of our Class A common stock.

Fluctuations in foreign currency exchange rates could adversely affect our results.

Because our financial statements are denominated in United States dollars and we receive a portion of our net revenue in other currencies, we are exposed to fluctuations in foreign currencies. In addition, we pay certain of our expenses in such currencies. Fluctuations in foreign currency exchange rates led to a net loss in cash of $(12.1) million for fiscal 2023, compared to a net loss in cash of $(16.8) million for fiscal 2022. In particular, we are exposed to the Euro and the pound sterling, and the weakening of the Euro and other currencies relative to the United States dollar has had, and may continue to have, an adverse effect on our revenue. From time to time, we have entered into transactions to hedge our exposure to certain foreign currency fluctuations through the use of derivative instruments or other methods. Notwithstanding our entry into such hedge transactions, a depreciation of any of the currencies to which we are exposed relative to the United States dollar could result in an adverse impact to our business, financial condition, results of operations and/or cash flows.

The cost of compliance with international broker-dealer, employment, labor, benefits, and tax regulations may adversely affect our business and hamper our ability to expand internationally.

Because we operate our business both in the United States and internationally, we are subject to many distinct securities, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

Our ability to retain our Managing Directors and our other senior professionals, as well as our ability to successfully identify, recruit and develop talent, is critical to the success of our business.

We depend on the efforts and reputations of our senior management and financial professionals. Our Managing Directors' and other senior professionals' reputations and relationships with clients and potential clients are critical elements in the success of our business. Our future success depends to a substantial degree on our ability to retain qualified management and financial professionals within our organization, including our Managing Directors. In addition, our future growth will depend on, among other things, our ability to successfully identify and recruit individuals and teams to join our firm. It typically takes time for these financial professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. However, we may not be successful in our efforts to identify, recruit, train and retain the required personnel as the market for qualified investment bankers is extremely competitive. Our investment bankers possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these financial professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if our Managing Directors or other senior professionals, including our executive officers, or groups of professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. Managing Directors and other senior professionals have left Houlihan Lokey in the past and others may do so in the future, and the departure of any of these senior professionals may have an adverse impact on our business. Our compensation arrangements and post-employment restriction agreements with our Managing Directors and other professionals may not provide sufficient incentives or protections to prevent these professionals from resigning to join our competitors. In addition, some of our competitors have more resources than we do, which may allow them to attract some of our existing employees by offering superior compensation and benefits or otherwise. The departure of a number of Managing Directors or groups of senior professionals could have a material adverse effect on our business, financial condition and results of operations.

We are subject to reputational and legal risk arising from, among other things, actual or alleged employee misconduct, conflicts of interest, failure to meet client expectations or other operational failures.

As a professional services firm, our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our financial professionals. Any factor that diminishes our reputation or that of our financial professionals, including not meeting client expectations or actual or alleged misconduct by our financial professionals, including misuse of confidential information, could make it substantially more difficult for us to attract new engagements and clients.

In addition, we face the possibility of an actual, potential or perceived conflict of interest where we represent a client on a transaction in which an existing client is a party. We may be asked by two potential clients to act on their behalf on the same transaction, including by two clients as potential buyers in the same acquisition transaction. In each of these situations, we face the risk that our current policies, controls and procedures may not timely identify or appropriately manage such conflicts of interest. Conflicts may also arise from investments or activities of employees outside their business activities on behalf of the Company. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

Further, because we provide our services primarily in connection with significant or complex transactions, disputes or other matters that usually involve confidential and sensitive information or are adversarial, and because our work is the product of myriad judgments of our financial professionals and other staff operating under significant time and other pressures, we may not always perform to the standards expected by our clients. In addition, we may face reputational damage from, among other things, litigation against us, our failure to protect confidential information. There is also a risk that our employees could engage in misconduct that could adversely affect our business. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and legal liability and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. In addition, our financial professionals and other employees are responsible for the security of the information in our systems or under our control and for ensuring that non-public information is kept confidential. Should any employee not follow appropriate security measures, the improper release or use of confidential information could result. If our employees engage in misconduct or fail to follow appropriate security measures, we could be subject to legal liability and reputational harm, which could impair our ability to attract and retain clients and in turn materially adversely affect our business.

We may be unable to execute on our growth initiatives, business strategies, or operating plans.

We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we intend to continue to expand our platform into new industry and product sectors, both organically and through acquisitions, and to expand our existing expertise into new geographies. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to complete successfully these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others: delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in certain industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.

In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances where we open new offices that may require additional resources before they become profitable. We may not be able to recruit and develop talent and manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we may not realize the expected benefits from these plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

We may enter into new lines of business, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from advisory services. However, while we have no current plans to do so, we may grow our business by entering into new lines of business other than advisory services. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on a core business.
Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially adversely affected.

We are subject to risks relating to our operations, including our information and technology, which could harm our business.

We operate a business that is highly dependent on information systems and technology to securely process, transmit and store such information and to communicate among our locations around the world and with our employees, clients and vendors. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third-party service providers for certain aspects of our business. Although we have yet to suffer any significant losses or other damages as a result of operational risks, any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.

Our clients typically provide us with sensitive and confidential information. We may be subject to attempted security breaches and cyber-attacks and, while none have had a material impact to date, a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our security systems or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, client and third party information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyber-attacks and other means and could originate from a wide variety of sources, including unknown third parties outside the Company. If our systems or third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation.

In addition, a disaster or other business continuity problem, such as a pandemic, other man-made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges. The incidence and severity of catastrophes and other disasters are inherently unpredictable, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

Our revenue in any given period is dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Our revenue in any given period is dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients and/or the size of transactions on which we are advising in any given period could reduce our revenue and adversely affect our operating results in such period.

Our clients may be unable to pay us for our services.

We face the risk that certain clients may not have the financial resources to pay our agreed-upon advisory fees, including in the bankruptcy or insolvency context. Our clients include some companies that may from time to time encounter financial difficulties. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a number of our clients that, in the aggregate, owe us substantial accounts receivable could have a material adverse effect on our business, financial condition and results of operations. In addition, if a number of clients declare bankruptcy after paying us certain invoices, courts may determine that we are not properly entitled to those payments and may require repayment of some or all of the amounts we received, which could adversely affect our business, financial condition and results of operations. In addition, some fees earned from certain activities in our FR business segment are subject to approval by the United States Bankruptcy Courts and other interested parties, including United States Trustees, which have the ability to challenge the payment of those fees. Fees earned and reflected in our revenue may from time to time be subject to successful challenges, which could result in a reduction of revenue. Finally, certain clients may also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreements to obtain our advisory fees. We accrued net bad debt expense of $6.4 million and $3.7 million in fiscal 2023 and 2022, respectively, related to uncollectible or doubtful accounts receivable and unbilled work in progress.

We may not be able to generate sufficient cash in the future to service any future indebtedness.

As of March 31, 2023, we had $60.1 million of other liabilities and loans payable to former shareholders, but may incur additional debt in the future. Our ability to make scheduled payments on or to refinance our debt obligations will depend on our business, financial condition and results of operations. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance such indebtedness.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the fees we charge our clients or if increased prices may lead to our clients requesting fewer services. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. Although we may take measures to mitigate the impact of inflation, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Risks Related to our Industry

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we offer, which could cause us to lose engagements to competitors and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

The financial services industry is intensely competitive, highly fragmented and subject to rapid change, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business, there are usually no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated. If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Our primary competitors include bulge-bracket institutions, many of which have far greater financial and other resources and greater name recognition than we do and have a greater range of products and services, more extensive marketing resources, larger customer bases, more managing directors to serve their clients' needs, as well as greater global reach and more established relationships with their customers than we have. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. In particular, we may be at a competitive disadvantage with regard to certain of our competitors who are able to, and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise.

In addition to our larger competitors, over the last few years, a number of independent investment banks that offer independent advisory services have emerged, with several showing rapid growth. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenue and earnings. We have experienced intense competition over obtaining advisory engagements in recent years, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees. In particular, when making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and financial professionals as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

We face substantial litigation risks.

Our role as advisor to our clients involves complex analysis and the exercise of professional judgment, including rendering fairness opinions in connection with mergers and other transactions. Our activities, and particularly those of our FVA group, may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing. Litigation alleging that we performed below our agreed standard of care or breached any other obligations to a client or other parties could expose us to significant legal liabilities, particularly with respect to our FVA group, and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care or a client does not have the financial capacity to pay under the indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may have to spend a significant amount to adequately insure against these potential claims, or insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects, financial condition and results of operations.

Extensive and evolving regulation of our business and the businesses of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally. We are subject to regulation by governmental and self-regulatory organizations in many of the jurisdictions in which we operate. As a result of market volatility and disruption in recent years, the United States and other governments have taken unprecedented steps to try to stabilize the financial system, including providing assistance to financial institutions and taking certain regulatory actions. The full extent of the effects of these actions and of legislative and regulatory initiatives (including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")) implemented in connection with, and as a result of, such extraordinary disruption and volatility is uncertain, both as to the financial markets and participants in general, and as to us in particular.

Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the SEC, FINRA or other United States or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs to comply with United States and international regulations. Our expenses incurred in complying with these regulatory requirements, including legal fees and fees paid to the SEC, FINRA and United States or foreign governmental regulatory authorities or self-regulatory organizations, have increased in recent years. For example, on May 10, 2023, the staff of the SEC's Division of Enforcement proposed a potential settlement with the Company to resolve an investigation of the Company's compliance with records preservation requirements related to business communications sent over off-channel electronic messaging platforms. The SEC has conducted similar investigations of other financial institutions as part of a widely publicized industry sweep that has included publicly announced settlements with 14 firms to date. The Company is cooperating fully with the SEC and has notified the SEC's Division of Enforcement of its present intention to agree to a settlement to resolve the investigation that includes a $15 million civil penalty. We maintain an internal team that works full-time to develop and implement regulatory compliance policies and procedures, monitor business activities to ensure compliance with such policies and procedures and reports to senior management. This team also uses various software tracking and reporting systems and confers regularly with internal and outside legal counsel in the performance of its responsibilities. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of any required registration of us or any of our subsidiaries and could impair executive retention or recruitment. In addition, any changes in the regulatory framework under which we operate could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our business, financial condition and results of operations and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.

Risks Related to Our Organizational Structure

The dual class structure of our common stock and the ownership of our Class B common stock by the HL Holders through the HL Voting Trust have the effect of concentrating voting control with the HL Voting Trust for the foreseeable future, which limits the ability of our Class A common stockholders to influence corporate matters. We are controlled by the HL Voting Trust, whose interests may differ from those of our Class A common stockholders.

Each share of our Class B common stock is entitled to ten votes per share, and each share of our Class A common stock is entitled to one vote per share. As of March 31, 2023, the HL Holders through the HL Voting Trust beneficially owned 18,866,058 shares of common stock representing approximately 27.3% of the economic interest, and controlled 79.1% of the voting power of our outstanding capital stock. The HL Voting Trust will, for the foreseeable future, have significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. The HL Voting Trust is able to elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our amended and restated certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. This concentrated control will limit the ability of holders of our Class A common stock to influence corporate matters for the foreseeable future and may materially adversely affect the market price of our Class A common stock. It is possible that the interests of the HL Voting Trust may in some circumstances conflict with our interests and the interests of our other stockholders. For example, the HL Voting Trust may have different tax positions or other differing incentives from other stockholders that could influence their decisions regarding whether and when to cause us to dispose of assets, incur new or refinance existing indebtedness or take other actions. Additionally, the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to holders of our Class A common stock or may not be in the best interests of holders of our Class A common stock.

The holders of our Class B common stock will also be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our common stock or in a manner that alters or changes the powers, preferences or special rights of the Class B common stock in a manner that affects its holders adversely. Future transfers by holders of Class B common stock will generally result in those shares converting on a one-for-one basis to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term.

We are a "controlled company" within the meaning of the New York Stock Exchange listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Holders of Class A common stock do not have the same protections afforded to stockholders of companies that are subject to such requirements.

The HL Voting Trust controls a majority of the voting power of our outstanding common stock. As a result, we qualify as a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors.

We intend to continue to rely on some or all of these exemptions. While at the present time, a majority of our board of directors consists of independent directors and our compensation and nominating and corporate governance committees consist entirely of independent directors, that may not continue to be the case. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that could prevent or delay a change in control of our company include:

- the ability to issue "blank check" preferred stock, which could increase the number of outstanding shares and thwart a takeover attempt;
- a classified board of directors so that not all members of our board of directors are elected at one time;
- the ability to remove directors only for cause;
- no use of cumulative voting for the election of directors;
- no ability of stockholders to call special meetings;
- supermajority voting provisions for stockholder approval of amendments to our certificate of incorporation and by-laws;
- the requirement that, to the fullest extent permitted by law and unless we agree otherwise, certain proceedings against or involving us or our directors, officers or employees be brought exclusively in the Court of Chancery in the State of Delaware;
- the ability of stockholders to take action by written consent; and
- advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and cause us to take other corporate actions they desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

In addition, the General Corporation Law of the State of Delaware (the "DGCL"), to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors, officers and stockholders.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction in the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware, unless we agree otherwise. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors, officers and stockholders.

Risks Related to Our Class A Common Stock

Our share price may decline due to the large number of shares eligible for future sale.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock available for sale upon conversion of Class B common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 31, 2023, 18,866,058 shares of our Class A common stock issuable upon conversion of outstanding Class B common stock (including restricted stock units) are eligible for sale, subject to certain restrictions under the Securities Act of 1933, as amended (the "Securities Act").

While we currently pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.

Although we currently pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Returns on stockholders' investments will primarily depend on the appreciation, if any, in the price of our Class A common stock. The amount and timing of dividends, if any, are subject to capital availability and periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all applicable laws and any other contractual agreements limiting our ability to pay dividends. Under our current debt obligations (as described herein) we are restricted from paying cash dividends in certain circumstances, and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Future dividends, including their timing and amount, may be affected by, among other factors: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.

Our dividend payments may change from time to time, and we may not continue to declare dividends in any particular amounts or at all. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.

The trading price of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of our Class A common stock to decline.

The market price for our Class A common stock is volatile, in part because of the limited number of shares of Class A common stock outstanding, and the limited trading history of the Class A common stock. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- our operating and financial performance and prospects;
- our quarterly or annual earnings or those of other companies in our industry;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- quarterly variations in our operating results compared to market expectations;
- changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industry;
- adverse publicity about us, the industries we participate in or individual scandals;
- announcements of new offerings by us or our competitors;
- stock price performance of our competitors;
- changes in the evaluations of our Class A common stock by research analysts
- fluctuations in stock market prices and volumes;
- default on our indebtedness;
- actions by competitors;
- changes in senior management or key personnel;
- changes in financial estimates by securities analysts;
- our status as a "controlled company";
- negative earnings or other announcements by us or other financial services companies;
- publication of negative or inaccurate research reports about us or our industry or the failure of securities analysts to provide adequate coverage of the Class A common stock in the future;
- downgrades in our credit ratings or the credit ratings of our competitors;
- incurrence of indebtedness or issuances of capital stock;
- global economic, legal and regulatory factors unrelated to our performance; and
- the other factors listed in this "Risk Factors" section.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

General Risks

Consequences of the current conflict between Russia and Ukraine could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Credit and financial markets have experienced volatility and disruptions due to the current conflict between Russia and Ukraine and the sanctions that the United States and other countries have imposed on Russia and various related parties in response to Russia's actions in Ukraine. The conflict and the sanctions that have been or may be imposed may have further global economic and other consequences, including diminished liquidity and credit availability, reduced consumer confidence, disruptions to energy and food supplies, decreased economic growth, higher unemployment rates, increased inflation and political and social upheaval. Expansion of the military conflict beyond Ukraine or other retaliatory action, such as cyberattacks, by Russia and its allies in response to sanctions and other measures that the United States and its allies have taken or may take in support of Ukraine, could broaden and intensify the negative impact of the conflict on financial markets, economic conditions and geopolitical stability. The impact of the conflict is currently unknown and could intensify other risks described herein, including cybersecurity-related risks, and otherwise have a material adverse effect on our business, financial condition and results of operations.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Our headquarters is located in leased office space at 10250 Constellation Boulevard, Los Angeles, California 90067. We lease the space in the United States for our offices in Atlanta, Boston, Chicago, Dallas, Houston, McLean (Virginia), Miami, Minneapolis, New York City, and San Francisco; and internationally in Amsterdam, Antwerp, Beijing, Dubai, Frankfurt, Fukuoka, Gurugram, Ho Chi Minh City, Hong Kong, London, Madrid, Manchester, Milan, Mumbai, Munich, Nagoya, Osaka, Paris, São Paulo, Shanghai, Singapore, Stockholm, Sydney, Tel Aviv, Tokyo and Zurich.

We do not own any real property. We consider these arrangements to be adequate for our present and future needs.

Item 3.   Legal Proceedings

In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitrations or mediations concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Where appropriate, provisions for losses are established in accordance with Accounting Standards Codification ("ASC") 450, "Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock is traded on the New York Stock Exchange under the symbol "HLI." There is no publicly traded market for our Class B common stock. Each share of Class B common stock may be converted into one share of Class A common stock at the option of its holder and will be converted automatically into one share of Class A common stock upon transfer thereof, subject to certain exceptions. Our fiscal year ends on March 31 of each year.

As of May 23, 2023, there were approximately twenty-five holders of record of our Class A common stock and one holder of record of our Class B common stock. This does not include the number of shareholders that hold shares in "street-name" through banks or broker-dealers or through the HL Voting Trust.

Dividend Payments and Dividend Policy

The Company has regularly declared and paid quarterly dividends and plans to continue paying regular quarterly dividends.

The declaration and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account: general economic and business conditions; our financial condition and operating results; our available cash and anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.

Unregistered Sales of Equity Securities and Use of Proceeds

On January 12, 2023, the Company issued 11,258 shares of Class B common stock to certain former employees of a business acquired in 2019. The Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, for transactions not involving a public offering and received no proceeds in connection with this issuance.

On February 8, 2023, the Company issued 76,817 restricted shares of the Company's Class B common stock in connection with the acquisition of Oakley Advisory Limited. The Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, for transactions not involving a public offering and received no proceeds in connection with this issuance.

The foregoing issuance of unregistered equity securities did not involve any underwriters, underwriting discounts or commissions, or any public offering, and, to the extent any such issuances constituted a sale of unregistered equity securities, we believe that such transaction was originally exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act as a transaction pursuant to a compensatory benefit plan approved by our board of directors, or Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, based in part on representations from the recipients regarding their investment intention, sophistication, net worth and access to information concerning us.

Stock Performance

The stock performance graph below compares the cumulative total stockholder return on our Class A common stock from March 29, 2018 through March 31, 2023, with that of the S&P 500 Index and the S&P 500 Financials Index. The graph assumes $100 was invested in each of our Class A common stock, the S&P 500 Index and the S&P 500 Financials Index on March 29, 2018. It also assumes that dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance. The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent we specifically incorporate it by reference into such filing.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
HOULIHAN LOKEY, INC. CLASS A COMMON STOCK, S&P
500 INDEX AND S&P 500 FINANCIALS INDEX

Purchases of Equity Securities

The Company did not complete any share repurchases during the quarter ended March 31, 2023. As of March 31, 2023, the approximate dollar value of shares that may yet be purchased under the existing repurchase program is $482,657,397.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with our historical financial statements and related notes included elsewhere in this Form 10-K. Actual results and the timing of events may differ significantly from those expressed or implied in any forward-looking statements due to a number of factors, including those set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this Form 10-K. For discussion related to changes in financial condition and the results of operations for fiscal year 2021-related items, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal year 2022, which was filed with the Securities and Exchange Commission on May 27, 2022.

Executive Overview

Established in 1972, Houlihan Lokey is a leading global independent investment bank with expertise in mergers and acquisitions, capital markets, financial restructurings, and financial and valuation advisory. With offices in the United States, South America, Europe, the Middle East, and the Asia-Pacific region, the Company serves a diverse set of clients including corporations, financial sponsors and government agencies worldwide. Houlihan Lokey's financial professionals deliver meaningful and differentiated advice to clients on strategy and financial decisions employing a rigorous analytical approach coupled with deep product and industry expertise.

We operate in three segments: Corporate Finance ("CF"); Financial Restructuring ("FR"); and Financial and Valuation Advisory ("FVA"). In our CF business segment, we believe we are an established leader in M&A and capital markets advisory services. Through our FR business segment, we advise on some of the largest and most complex restructurings around the world. Our FVA business segment is one of the largest and most respected valuation, financial opinion and financial consulting practices in the United States.

As of March 31, 2023, we served our clients globally with 1,904 financial professionals, including 313 Managing Directors. We plan to continue to grow our firm across industry sectors, geographies and products to deliver quality advice and innovative solutions to our clients, both organically and through acquisitions. Acquisitions over the last several years include: Fidentiis Capital in November 2019, an independent advisory business providing corporate finance advisory services relating to mergers and acquisitions, capital raising, and financing; Freeman & Co. in December 2019, an independent advisory business providing mergers and acquisitions advisory, capital raising, and other investment banking advisory services for the financial services sector; MVP Capital, LLC, in August 2020, an independent advisory firm that provides a range of financial advisory services to clients in the technology, media, and telecommunications sectors; and in October 2021, GCA Corporation ("GCA"), a global technology-focused investment bank providing M&A advisory and capital markets advisory services in Europe, Japan/Asia, and the United States. The addition of GCA significantly increases the Company's position in the technology sector, which is critical to meeting the needs of our clients as technology increasingly touches every business sector. Most recently, the Company acquired Oakley Advisory in February 2023, further increasing our global coverage of the digital infrastructure sector and significantly augments the existing sector coverage in Europe.

We generate revenues primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters that set forth our fees. A significant portion of our engagements include Progress Fees (as defined herein) consisting of both periodic and milestone-related payments. The occurrence and timing of milestone-related payments, such as upon the closing of a transaction, are generally not within our control. Accordingly, revenue and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from year to year and quarter to quarter.

Corporate expenses represent expenses that are not allocated to individual business segments such as office of the executives, accounting, information technology, legal and compliance, marketing, human capital, including related compensation expense for corporate employees.

Business Environment and Outlook

Economic and global financial conditions can materially affect our operational and financial performance. See "Risk Factors" for a discussion of some of the factors that can affect our performance.

Our fiscal year ends on March 31 of each year. For the fiscal year ended March 31, 2023, we earned revenues of $1.81 billion, a decrease of (20)% from the $2.27 billion earned during the fiscal year ended March 31, 2022. For our fiscal year ended March 31, 2022, revenues increased 49% over our fiscal year ended March 31, 2021 revenues of $1.53 billion.

For the fiscal years ended March 31, 2023, 2022, and 2021, we earned revenues of $520 million, $579 million, and $333 million, respectively, from our international operations.

Based on historical experience, we believe current economic conditions provide a stable environment for M&A and capital markets activities, but the continued threat from inflation and the war in Ukraine provide a measure of uncertainty in the coming quarters. In the United States, our dialogue with clients who are evaluating strategic alternatives remains measured as we continue to see good activity in M&A as a result of the availability of capital in the mid-cap space, but concerns remain around the macro-economic factors mentioned above.

Our Financial Restructuring activity has moderately improved as a result of the factors mentioned above (inflation and the war in Ukraine). It is too early to tell if and when this improvement will result in revenues, be we continue to remain optimistic about the current restructuring outlook over the medium and long term due to record levels of company leverage, inflation, supply-chain issues, recent geopolitical events, and contracting monetary policy. We are poised to address any increase in market activity if and when markets shift.

Key Financial Measures

Revenues

Revenues include fee revenues and reimbursements of expenses (see Note 2 and Note 3 included in Part II, Item 8 of this Form 10-K). Revenues reflect revenues from our CF, FR, and FVA business segments that substantially consist of fees for advisory services.

Revenues for all three business segments are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement. In general, advisory fees are paid at the time an engagement letter is signed ("Retainer Fees"), during the course of the engagement ("Progress Fees"), or upon the successful completion of a transaction or engagement ("Completion Fees").

CF provides general financial advisory services in addition to advice on mergers and acquisitions and capital markets offerings. We advise public and private institutions on a wide variety of situations, including buy-side and sell-side transactions, as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity, and liability management transactions, and advise financial sponsors on all types of transactions. The majority of our CF revenues consists of Completion Fees. A CF transaction can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to Retainer Fees and in some cases Progress Fees that may have been received.

FR provides advice to debtors, creditors and other parties-in-interest in connection with recapitalization/deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, our FR business segment offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; dispute resolution and expert testimony; and procuring debtor-in-possession financing. Although atypical, FR transactions can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the Retainer Fees and/or Progress Fees.

FVA primarily provides valuations of various assets, including: companies; illiquid debt and equity securities; and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, our FVA business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, and solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions. Also, our FVA business segment provides dispute resolution services to clients where fees are usually based on the hourly rates of our financial professionals. Unlike our CF or FR segments, the fees generated in our FVA segment are generally not contingent on the successful completion of a transaction.

Operating Expenses

Our operating expenses are classified as employee compensation and benefits expense and non-compensation expense; revenue and headcount are the primary drivers of our operating expenses. Reimbursements of certain out-of-pocket deal expenses are recorded on a gross basis and are therefore included in both Revenues and Operating expenses on the Consolidated Statements of Comprehensive Income.

Employee Compensation and Benefits Expense. Our employee compensation and benefits expense, which accounts for the majority of our operating expenses, is determined by management based on revenues earned, headcount, the competitiveness of the prevailing labor market, and anticipated compensation expectations of our employees. These factors may fluctuate, and as a result, our employee compensation and benefits expense may fluctuate materially in any particular period. Accordingly, the amount of employee compensation and benefits expense recognized in any particular period may not be consistent with prior periods or indicative of future periods.

Our employee compensation and benefits expense consists of base salary, payroll taxes, benefits, annual incentive compensation payable as cash bonus awards, deferred cash bonus awards, and the amortization of equity-based bonus awards. Base salary and benefits are paid ratably throughout the year. Our annual equity-based bonus awards include fixed share compensation awards and liability classified fixed dollar awards as a component of the annual bonus awards for certain employees. These equity awards are generally subject to annual vesting requirements over a four-year period beginning at the date of grant, which typically occurs in the first quarter of each fiscal year; accordingly, expenses are amortized over the stated vesting period. In most circumstances, the unvested portion of these awards is subject to forfeiture should the employee depart from the Company, and in certain cases if certain financial metrics are not met. Cash bonuses, which are accrued monthly, are discretionary and dependent upon a number of factors including the Company's performance and are generally paid in the first quarter of each fiscal year with respect to prior year performance. Generally, a portion of the cash bonus is deferred and paid in the third quarter of the fiscal year in which the bonus is awarded. We refer to the ratio of our employee compensation and benefits expenses to our revenues as our "Compensation Ratio."

Non-Compensation Expense. The balance of our operating expenses includes costs for travel, meals and entertainment, rent, depreciation and amortization, information technology and communications, professional fees, and other operating expenses. We refer to all of these expenses as non-compensation expenses. A portion of our non-compensation expenses fluctuates in response to changes in headcount.

Other (Income)/Expense, Net

Other (income)/expense, net includes (i) interest income earned on non-marketable and investment securities, cash and cash equivalents, loans receivable from affiliates, employee loans, and commercial paper, (ii) interest expense and fees on our HLI Line of Credit (defined herein), (iii) interest expense on the loan payable to affiliate, loans payable to former shareholders, and the loan payable to non-affiliates, (iv) equity income and/or gains or losses from funds and partnership interests where we have had more than a minor ownership interest or more than minor influence over operations, but do not have a controlling interest and are not the primary beneficiary, (v) gains and/or losses associated with the reduction/increase of earnout liabilities, and (vi) other miscellaneous non-operating expenses.

Results of Consolidated Operations

The following is a discussion of our results of operations for the years ended March 31, 2023 and 2022. For a more detailed discussion of the factors that affected the revenues and the operating expenses of our CF, FR, and FVA business segments in these periods, see "Business Segments" below.

	Year Ended March 31,		Change
($ in thousands)	2023	2022	'22-'23
Revenues	$ 1,809,447	$ 2,269,958	(20)%
Operating expenses:			
Employee compensation and benefits	1,147,879	1,408,634	(19)%
Non-compensation expenses	319,830	248,460	29 %
Total operating expenses	1,467,709	1,657,094	(11)%
Operating income	341,738	612,864	(44)%
Other (income)/expense, net	17,738	8,926	99 %
Income before provision for income taxes	324,000	603,938	(46)%
Provision for income taxes	69,777	165,614	(58)%
Net income	254,223	438,324	(42)%
Net income attributable to noncontrolling interest	—	(573)	100 %
Net income attributable to Houlihan Lokey, Inc.	$ 254,223	$ 437,751	(42)%

Year Ended March 31, 2023 versus March 31, 2022

Revenues were $1,809 million for the year ended March 31, 2023, compared with $2,270 million for the year ended March 31, 2022, representing a decrease of (20)%. The decrease in revenues was primarily attributable to a decrease in CF revenues as described in more detail below. For the year ended March 31, 2023, CF revenues decreased (29)%, FR revenues increased 1%, and FVA revenues increased 1% when compared with the year ended March 31, 2022.

Operating expenses were $1,468 million for the year ended March 31, 2023, compared with $1,657 million for the year ended March 31, 2022, a decrease of (11)%. Employee compensation and benefits expense, as a component of operating expenses, was $1,148 million for the year ended March 31, 2023, compared with $1,409 million for the year ended March 31, 2022, a decrease of (19)%. The decrease in employee compensation and benefits expense was primarily due to the decrease in revenues for the fiscal year. The Compensation Ratio was 63% and 62% for the years ended March 31, 2023 and 2022, respectively. Non-compensation expenses, as a component of operating expenses, were $320 million for the year ended March 31, 2023, compared with $248 million for the year ended March 31, 2022, an increase of 29%. The increase in non-compensation expenses was primarily a result of an increase in travel, meals, and entertainment expenses as employees continued to return to travel and an increase in other operating expenses.

Other (income)/expense, net increased to $17.7 million for the year ended March 31, 2023, compared with $8.9 million for the year ended March 31, 2022. The increase in other (income)/expense, net was primarily due to a $15 million accrual relating to an anticipated settlement with the SEC. On May 10, 2023 the staff of the SEC's Division of Enforcement proposed a potential settlement with the Company to resolve an investigation of the Company's compliance with records preservation requirements related to business communications sent over off-channel electronic messaging platforms. The Company has notified the SEC's Division of Enforcement of its present intention to agree to a settlement to resolve the investigation that includes a $15 million civil penalty. The potential settlement is subject to the negotiation of definitive documentation, which is expected to include terms consistent with previously announced settlements between other firms and the SEC, and any formal offer, proposed civil penalty, and additional terms submitted by the Company would be subject to approval by the Commission. As a result of the foregoing, the Company determined that it should recognize a $15 million accrual in other (income)/expense, net for the fourth fiscal quarter and fiscal year ended March 31, 2023 relating to the anticipated settlement with the SEC.

The provision for income taxes for the year ended March 31, 2023 was $69.8 million, which reflected an effective tax rate of 22%. The provision for income taxes for the year ended March 31, 2022 was $165.6 million, which reflected an effective tax rate of 27%. The decrease in the Company's tax rate during the year ended March 31, 2023 relative to the year ended March 31, 2022 was primarily a result of increased stock compensation deductions, the release of the provision for an uncertain tax position as a result of the successful closure of a state audit and the release of a valuation allowance.

Business Segments

The following table presents revenues, expenses, and contributions from our continuing operations by business segment. The revenues by segment represents each segment's revenues, and the profit by segment represents profit for each segment before corporate expenses, Other (income)/expense, net, and income taxes.

($ in thousands)	Year Ended March 31, 2023	Year Ended March 31, 2022	Change 22-'23
Revenues by segment			
Corporate Finance	$ 1,127,126	$ 1,593,083	(29)%
Financial Restructuring	395,733	392,818	1 %
Financial and Valuation Advisory	286,588	284,057	1 %
Revenues	$ 1,809,447	$ 2,269,958	(20)%
Segment profit [1]			
Corporate Finance	$ 354,075	$ 606,268	(42)%
Financial Restructuring	121,618	100,882	21 %
Financial and Valuation Advisory	81,388	88,136	(8)%
Total segment profit	557,081	795,286	(30)%
Corporate expenses [2]	215,343	182,422	18 %
Other (income)/expense, net	17,738	8,926	99 %
Income before provision for income taxes	$ 324,000	$ 603,938	(46)%
Segment Metrics:			
Number of Managing Directors			
Corporate Finance	217	202	7 %
Financial Restructuring	57	53	8 %
Financial and Valuation Advisory	39	34	15 %
Number of closed transactions/Fee Events [3]			
Corporate Finance	503	600	(16)%
Financial Restructuring	106	90	18 %
Financial and Valuation Advisory	2,257	2,183	3 %

(1) We adjust the compensation expense for a business segment in situations where an employee residing in one business segment is performing work in another business segment where the revenues are accrued. Segment Profit may vary significantly between periods depending on the levels of collaboration among the different segments.

(2) Corporate expenses represent expenses that are not allocated to individual business segments such as office of the executives, accounting, information technology, legal and compliance, marketing, and human capital.

(3) Fee Events applicable to FVA only; a Fee Event includes any engagement that involves revenue activity during the measurement period with a revenue minimum of one thousand dollars. References to closed transactions should be understood to be the same as transactions that are "effectively closed" as described in Note 2 of our Consolidated Financial Statements.

Corporate Finance

Year Ended March 31, 2023 Compared to the Year Ended March 31, 2022

Revenues for CF were $1,127 million for the year ended March 31, 2023, compared with $1,593 million for the year ended March 31, 2022, representing a decrease of (29)%. The decrease in revenues was primarily a result of (i) a decrease in the average transaction fee on closed transactions and a decrease in the number of transactions that closed for the year ended March 31, 2023, compared with the year ended March 31, 2022. The decrease in the average transaction fee on closed transactions was driven by the size and timing of transactions that closed and does not represent a trend in the average fee on closed transactions.

Segment profit for CF was $354 million for the year ended March 31, 2023, compared with $606 million for the year ended March 31, 2022, representing a decrease of (42)%. The decrease in segment profit was primarily a result of lower revenues and higher non-compensation expenses for the year ended March 31, 2023, compared with the year ended March 31, 2022.

Financial Restructuring

Year Ended March 31, 2023 Compared to the Year Ended March 31, 2022

Revenues for FR were $396 million for the year ended March 31, 2023, compared with $393 million for the year ended March 31, 2022, representing an increase of 1%. The increase in revenues was primarily due to an increase in the number of closed transactions, partially offset by a decrease in the average transaction fee for the year ended March 31, 2023, compared with the year ended March 31, 2022. The decrease in the average transaction fee was driven by the size and timing of transactions that closed during the quarter, and does not represent a trend in the average fee on closed transactions. The increase in the number of closed transactions was driven by favorable market conditions for restructuring transactions.

Segment profit for FR was $122 million for the year ended March 31, 2023, compared with $101 million for the year ended March 31, 2022, an increase of 21%. The increase in segment profit was primarily a result of a decrease in compensation expenses, partially offset by a higher non-compensation expenses for the year ended March 31, 2023, compared with the year ended March 31, 2022.

Financial and Valuation Advisory

Year Ended March 31, 2023 Compared to the Year Ended March 31, 2022

Revenues for FVA were $287 million for the year ended March 31, 2023, compared with $284 million for the year ended March 31, 2022, representing an increase of 1%. The increase in revenues was primarily due to an increase in the number of fee events for the year ended March 31, 2023, compared with the year ended March 31, 2022.

Segment profit for FVA was $81 million for the year ended March 31, 2023, compared with $88 million for the year ended March 31, 2022, representing a decrease of (8)%. The decrease in segment profit was primarily a result of higher non-compensation expenses for the year ended March 31, 2023, compared with the year ended March 31, 2022.

Corporate Expenses

Year Ended March 31, 2023 Compared to the Year Ended March 31, 2022

Corporate expenses were $215 million for the year ended March 31, 2023, compared with $182 million for the year ended March 31, 2022, representing an increase of 18%. The increase in corporate expenses was primarily a result of higher compensation expenses for the year ended March 31, 2023, compared with the year ended March 31, 2022.

Liquidity and Capital Resources

Our current assets comprise cash and cash equivalents, investment securities, accounts receivable, and unbilled work in progress related to fees earned from providing advisory services. Our current liabilities include deferred income, accounts payable and accrued expenses, accrued salaries and bonuses, income taxes payable, and current portion of loan obligations.

Our cash and cash equivalents include cash held at banks. We maintain moderate levels of cash on hand in support of regulatory requirements for our registered broker-dealers. As of March 31, 2023 and 2022, we had $475 million and $477 million of cash in foreign subsidiaries, respectively. Our excess cash may be invested in short term investments, including treasury securities, commercial paper, certificates of deposit, and investment grade corporate debt securities. Please refer to Note 6 for further detail.

As of March 31, 2023 and 2022, our Cash and cash equivalents, Investment securities, and Restricted cash were as follows:

(In thousands)	March 31, 2023	March 31, 2022
Cash and cash equivalents	$ 714,439	$ 833,697
Investment securities	37,309	109,143
Total unrestricted cash and cash equivalents, including investment securities	751,748	942,840
Restricted cash [1]	373	373
Total cash, cash equivalents, and restricted cash, including investment securities	$ 752,121	$ 943,213

(1) Represents a deposit in support of a letter of credit issued for our Frankfurt office.

As of each fiscal year end, a material portion of our Cash and cash equivalents is reserved to cover accrued, but unpaid bonuses, that are paid the following May and November.

Our liquidity is highly dependent upon cash receipts from clients that are generally dependent upon the successful completion of transactions as well as the timing of receivables collections, which typically occur within 60 days of billing. As of March 31, 2023 and 2022, we had $182 million and $144 million of Accounts receivable, net of credit losses, respectively. As of March 31, 2023 and 2022, we had $115 million and $105 million of Unbilled work in progress, net of credit losses, respectively.

Subsequent to the end of fiscal 2023, our Board of Directors declared a quarterly cash dividend of $0.55 per share of common stock, payable on June 15, 2023 to shareholders of record as of the close of business on June 2, 2023.

Subsequent to the end of fiscal 2023, on May 10, 2023 the staff of the SEC's Division of Enforcement proposed a potential settlement with the Company to resolve an investigation of the Company's compliance with records preservation requirements related to business communications sent over electronic messaging channels that have not been approved by the Company. The Company has notified the SEC's Division of Enforcement of its present intention to agree to a settlement to resolve the investigation that includes a $15 million civil penalty. This is expected to be paid during the first quarter of fiscal 2024.

On August 23, 2019, the Company entered into a syndicated revolving line of credit with the Bank of America, N.A. and certain other financial institutions party thereto, which allows for borrowings of up to $100 million (and, subject to certain conditions, provides the Company with an uncommitted expansion option, which, if exercised in full, would provide for a total credit facility of $200 million), which was amended by a First Amendment to Credit Agreement dated as of August 2, 2022, and matures on August 23, 2025 (the "HLI Line of Credit"). As of March 31, 2023, no principal was outstanding under the HLI Line of Credit. Borrowings under the HLI Line of Credit bear interest at a floating rate, which can be either, at the Company's option, (i) Term Secured Overnight Financing Rate ("SOFR") plus a 0.10% SOFR adjustment plus a 1.00% margin or (ii) base rate, which is the highest of (a) the Federal Funds Rate plus one-half of one percent (0.50%), (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate," and (c) Term SOFR plus a 0.10% SOFR adjustment. Commitment fees apply to unused amounts, and the HLI Line of Credit contains debt covenants which require that the Company maintain certain financial ratios. The loan agreement requires compliance with certain loan covenants including but not limited to the maintenance of minimum consolidated earnings before interest, taxes, depreciation and amortization of no less than $150 million as of the end of any quarterly 12-month period and certain leverage ratios including a consolidated leverage ratio of less than 2.00 to 1.00. As of March 31, 2023, we were, and expect to continue to be, in compliance with such covenants.

The majority of the Company's payment obligations and commitments pertain to routine operating leases. The Company also has various obligations relating to notes payable and contingent consideration issued in connection with businesses previously acquired (see Note 10 included in Part II, Item 8 of this Form 10-K).

In connection with certain acquisitions, certain employees may be entitled to deferred consideration, primarily in the form of retention payments, should certain service and/or performance conditions be met in the future. As a result of these conditions, such deferred consideration would be expensed as compensation in current and future periods and has been accrued as liabilities on the Consolidated Balance Sheets as of March 31, 2023 and 2022.

Cash Flows

Our operating cash flows are primarily influenced by the amount and timing of receipt of advisory fees and the payment of operating expenses, including payments of incentive compensation to our employees. We pay a significant portion of our incentive compensation during the first and third quarters of each fiscal year. A summary of our operating, investing, and financing cash flows is as follows:

(In thousands)	Year Ended March 31,	
	2023	2022
Operating activities:		
Net income	$ 254,223	$ 438,324
Non-cash charges	250,560	115,902
Other operating activities	(368,510)	182,378
Net cash provided by operating activities	136,273	736,604
Net cash used in investing activities	(3,004)	(273,914)
Net cash used in financing activities	(240,462)	(459,060)
Effects of exchange rate changes on cash and cash equivalents	(12,065)	(16,784)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	(119,258)	(13,154)
Cash, cash equivalents and restricted cash – beginning of period	834,070	847,224
Cash, cash equivalents and restricted cash – end of period	$ 714,812	$ 834,070

Year Ended March 31, 2023

Operating activities resulted in a net inflow of $136.3 million for the year ended March 31, 2023, primarily due to net income of $254.2 million and non-cash charges of $250.6 million, partially offset by a decrease in other operating activities of $(368.5) million. Investing activities resulted in a net outflow of $(3.0) million for the year ended March 31, 2023, primarily due to acquisitions of property and equipment, cash consideration used for the acquisition of Oakley Advisory, LLC, and purchases of investment securities, partially offset by the sale or maturity of investment securities. Financing activities resulted in a net outflow of $(240.5) million primarily due to dividends paid, share repurchases, and payments to settle employee tax obligations on share-based awards during the year ended March 31, 2023.

Year Ended March 31, 2022

Operating activities resulted in a net inflow of $736.6 million for the year ended March 31, 2022, primarily due to increased net income. Investing activities resulted in a net outflow of $(273.9) million for the year ended March 31, 2022, primarily due to cash consideration used for the acquisition of GCA. Financing activities resulted in a net outflow of $(459.1) million primarily due to share repurchases completed during the year ended March 31, 2022.

Critical Accounting Policies and Estimates

We believe that the critical accounting policies and practices included below are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a discussion of these and other significant accounting policies and their impact on our consolidated financial statements, see Note 2 included in part II, Item 8 of this Form 10-K.

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period for which they are determined to be necessary.

Recognition of Revenue

CF provides general financial advisory services in addition to advice on mergers and acquisitions and capital markets offerings. We advise public and private institutions on a wide variety of situations, including buy-side and sell-side transactions, as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity, and liability management transactions, and advise financial sponsors on all types of transactions. The majority of our CF revenues consists of Completion Fees. A CF transaction can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to Retainer Fees and in some cases Progress Fees that may have been received.

FR provides advice to debtors, creditors and other parties-in-interest in connection with recapitalization/deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, our FR business segment offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; dispute resolution and expert testimony; and procuring debtor-in-possession financing. Although atypical, FR transactions can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the Retainer Fees and/or Progress Fees.

FVA primarily provides valuations of various assets, including: companies; illiquid debt and equity securities; and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, our FVA business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, and solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions. Also, our FVA business segment provides dispute resolution services to clients where fees are usually based on the hourly rates of our financial professionals. Unlike our CF or FR segments, the fees generated in our FVA segment are generally not contingent on the successful completion of a transaction.

See Note 2 included in Part II, Item 8 of this Form 10-K for additional information.

Provision for Income Taxes

The Company files consolidated federal income tax returns, as well as consolidated and separate returns in state and local jurisdictions, and the Company reports income tax expense on this basis.

See Note 12 included in Part II, Item 8 of this Form 10-K for additional information.

Business Combinations

Accounting for business combinations requires management to make significant estimates and assumptions. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows, expected asset lives, geographic risk premiums, discount rates, and more. The amounts and useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

Recent Accounting Developments

For additional information on recently issued accounting developments and their impact or potential impact on our consolidated financial statements, see Note 2 included in Part II, Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk and Credit Risk

Our business is not capital intensive and we generally do not issue debt or invest in derivative instruments. As a result, we are not subject to significant market risk (including interest rate risk) or credit risk (except in relation to receivables). We maintain our cash and cash equivalents with financial institutions with high credit ratings. Although these deposits are generally not insured, management believes we are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Our cash and cash equivalents are denominated primarily in U.S. dollars, pound sterling and euros, and we face foreign currency risk in our cash balances and other assets and liabilities held in accounts outside the U.S. due to potential currency movements and the associated foreign currency translation accounting requirements.

We regularly review our accounts receivable and allowance for credit losses by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to us. We maintain an allowance for credit losses that, in our opinion, provides for an adequate reserve to cover losses that may be incurred.

Risks Related to Cash and Short Term Investments

Our cash is maintained in U.S. and non-U.S. bank accounts. We have exposure to foreign exchange risks through all of our international affiliates. However, we believe our cash is not subject to any material interest rate risk, equity price risk, credit risk or other market risk. Consistent with our past practice, we expect to maintain our cash in bank accounts or highly liquid securities.

Exchange Rate Risk

The exchange rate of the U.S. dollar relative to the currencies in the non-U.S. countries in which we operate may have an effect on the reported value of our non-U.S. dollar denominated or based assets and liabilities and, therefore, be reflected as a change in other comprehensive income. Our non-U.S. assets and liabilities that are sensitive to exchange rates consist primarily of trade payables and receivables, work in progress, and cash. For the years ended March 31, 2023, 2022, and 2021, the net impact of the fluctuation of foreign currencies in other comprehensive income within the Consolidated Statements of Comprehensive Income was $(19.5) million, $(23.2) million, and $22.9 million, respectively.

In addition, the reported amounts of our revenues and expenses may be affected by movements in the rate of exchange between the currencies in the non-U.S. countries in which we operate and the United States dollar, affecting our operating results. We have analyzed our potential exposure to changes in the value of the U.S. dollar relative to the pound sterling and euro, the primary currencies of our European operations, by performing a sensitivity analysis on our net income, and determined that while our earnings are subject to fluctuations from changes in foreign currency rates, at this time we do not believe we face any material risk in this respect.

From time to time, we enter into transactions to hedge our exposure to certain foreign currency fluctuations through the use of derivative instruments or other methods. As of March 31, 2023, we had one foreign currency forward contract between the euro and pound sterling with an aggregate notional value of €6.5 million. As of March 31, 2022, we had one foreign currency forward contract between the euro and pound sterling with an aggregate notional value of €15.7 million. The fair value of these foreign currency forward contracts represented a gain included in Other operating expenses of $35 thousand and $33 thousand during the year ended March 31, 2023 and March 31, 2022, respectively.

In summary, we have been impacted by changes in exchange rates and the potential impact of future currency fluctuation will increase as our international expansion continues. The magnitude of this impact will depend on the timing and volume of revenues and expenses of, and the amounts of assets and liabilities in, our foreign subsidiaries along with the timing of changes in the relative value of the U.S. dollar to the currencies of the non-U.S. countries in which we operate.

Item 8.   **Financial Statements**

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Houlihan Lokey, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Houlihan Lokey, Inc. and subsidiaries (the Company) as of March 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 25, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of Revenue

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue from contracts with customers upon satisfaction of the performance obligation by transferring the promised service to the customers. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenues from Corporate Finance engagements primarily consist of fees generated in connection with advisory services related to mergers and acquisitions, capital markets, and other corporate finance transactions. Revenues from a Financial Restructuring engagement primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations, or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Fees earned upon the successful completion of a Corporate Finance or Financial Restructuring transaction or engagement ("Completion Fees") are recognized when the related transaction has been effectively closed. Effective closure of a transaction or engagement occurs when the Company has transferred control of the promised service, the customer obtains control, and the variable consideration constraint has been resolved. The Company recorded revenue of approximately $1.5 billion for Corporate Finance and Financial Restructuring for the year ended March 31, 2023.

We identified the evaluation of the revenue recognition related to uncollected Completion Fees of Corporate Finance and Financial Restructuring transaction and engagement fees as a critical audit matter because a high degree of auditor judgment was required in evaluating the effective closure of a transaction or engagement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal controls related to the Company's uncollected transaction and engagement fee revenue recognition process, including controls related to the evaluation of the effective closure of transactions and resolution of the variable consideration constraints. For a sample of transactions, we tested the effective closure by comparing the transaction or engagement completion status to contract terms, using a combination of executed third party contracts and other relevant and reliable third-party information. In addition, we sent third-party confirmations to a sample of customers regarding the amount of uncollected Corporate Finance and Financial Restructuring Completion Fees as of March 31, 2023.

/s/ KPMG LLP

We have served as the Company's auditor since 2006.

Los Angeles, California
May 25, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Houlihan Lokey, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Houlihan Lokey, Inc. and subsidiaries' (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated May 25, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Los Angeles, California
May 25, 2023

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data and par value)	**March 31, 2023**	**March 31, 2022**
Assets		
Cash and cash equivalents	$ 714,439	$ 833,697
Restricted cash	373	373
Investment securities	37,309	109,143
Accounts receivable, net of allowance for credit losses of $8,773 and $8,954, respectively	182,029	144,029
Unbilled work in progress, net of allowance for credit losses of $5,622 and $4,320, respectively	115,045	104,751
Income taxes receivable	17,693	—
Deferred income taxes	104,941	95,278
Property and equipment, net	88,345	52,176
Operating lease right-of-use assets	333,877	171,942
Goodwill	1,087,784	1,070,442
Other intangible assets, net	203,370	247,333
Other assets	83,609	57,646
Total assets	$ 2,968,814	$ 2,886,810
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued salaries and bonuses	765,877	953,604
Accounts payable and accrued expenses	113,421	126,190
Deferred income	40,695	28,753
Income taxes payable	—	61,266
Deferred income taxes	544	789
Loans payable to former shareholders	—	539
Operating lease liabilities	374,869	197,091
Other liabilities	60,111	74,873
Total liabilities	1,355,517	1,443,105
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Class A common stock, $0.001 par value. Authorized 1,000,000,000 shares; issued and outstanding 50,638,924 and 49,853,564 shares, respectively	51	50
Class B common stock, $0.001 par value. Authorized 1,000,000,000 shares; issued and outstanding 18,048,345 and 17,649,555 shares, respectively	18	18
Additional paid-in capital	642,970	564,761
Retained earnings	1,033,072	922,223
Accumulated other comprehensive loss	(62,814)	(43,347)
Total stockholders' equity	1,613,297	1,443,705
Total liabilities and stockholders' equity	$ 2,968,814	$ 2,886,810

See accompanying Notes to Consolidated Financial Statements

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| (In thousands, except share and per share data) | | Year Ended March 31, | |
		2023	2022	2021
Revenues	$	1,809,447	$ 2,269,958	$ 1,525,452
Operating expenses:				
Employee compensation and benefits		1,147,879	1,408,634	971,195
Travel, meals, and entertainment		51,082	22,465	6,527
Rent		55,838	47,747	39,233
Depreciation and amortization		58,221	48,537	15,228
Information technology and communications		54,125	41,714	31,646
Professional fees		32,940	38,349	24,681
Other operating expenses		67,624	49,648	28,785
Total operating expenses		1,467,709	1,657,094	1,117,295
Operating income		341,738	612,864	408,157
Other (income)/expense, net		17,738	8,926	(1,071)
Income before provision for income taxes		324,000	603,938	409,228
Provision for income taxes		69,777	165,614	96,457
Net income		254,223	438,324	312,771
Net income attributable to noncontrolling interest		—	(573)	—
Net income attributable to Houlihan Lokey, Inc.		254,223	437,751	312,771
Other comprehensive income, net of tax:				
Foreign currency translation adjustments		(19,467)	(23,171)	22,932
Comprehensive income attributable to Houlihan Lokey, Inc.	$	234,756	$ 414,580	$ 335,703
Attributable to Houlihan Lokey, Inc. common stockholders:				
Weighted average shares of common stock outstanding:				
Basic		63,358,408	64,970,287	65,785,042
Fully diluted		67,586,263	68,259,708	68,671,248
Earnings per share (Note 13)				
Basic	$	4.01	$ 6.74	$ 4.75
Fully diluted	$	3.76	$ 6.41	$ 4.55

See accompanying Notes to Consolidated Financial Statements

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share data)	Class A Common Stock Shares	$	Class B Common Stock Shares	$	Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Stockholders' Equity $
Balances – April 1, 2020	46,178,633	$ 46	19,345,277	$ 19	$ 649,954	$ 377,471	$ (43,108)	$ 984,382
Cumulative effect of the change in accounting principle related to credit losses, net of tax	—	—	—	—	—	(682)	—	(682)
Shares issued	3,000,000	3	1,612,091	2	223,168	—	—	223,173
Stock compensation vesting (Note 14)	—	—	—	—	50,152	—	—	50,152
Dividends	—	—	—	—	—	(89,464)	—	(89,464)
Conversion of Class B to Class A shares	3,650,053	4	(3,650,053)	(4)	—	—	—	—
Shares issued to non-employee directors (Note 14)	8,751	—	—	—	333	—	—	333
Other shares repurchased/forfeited	(1,591,995)	(2)	(355,619)	—	(120,034)	—	—	(120,036)
Net income	—	—	—	—	—	312,771	—	312,771
Change in unrealized translation	—	—	—	—	—	—	22,932	22,932
Total comprehensive income	—	—	—	—	—	312,771	22,932	335,703
Balances – March 31, 2021	51,245,442	$ 51	16,951,696	$ 17	$ 803,573	$ 600,096	$ (20,176)	$ 1,383,561

(In thousands, except share data)	Class A Common Stock Shares	$	Class B Common Stock Shares	$	Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Stockholders' Equity $
Balances – April 1, 2021	51,245,442	$ 51	16,951,696	$ 17	$ 803,573	$ 600,096	$ (20,176)	$ 1,383,561
Shares issued	—	—	3,107,424	3	14,182	—	—	14,185
Stock compensation vesting (Note 14)	—	—	—	—	84,320	—	—	84,320
Dividends	—	—	—	—	—	(115,624)	—	(115,624)
Conversion of Class B to Class A shares	1,874,009	2	(1,874,009)	(2)	—	—	—	—
Shares issued to non-employee directors (Note 14)	6,512	—	—	—	477	—	—	477
Other shares repurchased/forfeited	(3,272,399)	(3)	(535,556)	—	(337,791)	—	—	(337,794)
Net income	—	—	—	—	—	437,751	—	437,751
Change in unrealized translation	—	—	—	—	—	—	(23,171)	(23,171)
Total comprehensive income	—	—	—	—	—	437,751	(23,171)	414,580
Balances – March 31, 2022	49,853,564	$ 50	17,649,555	$ 18	$ 564,761	$ 922,223	$ (43,347)	$ 1,443,705

See accompanying Notes to Consolidated Financial Statements

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)

(In thousands, except share data)	Class A Common Stock Shares	$	Class B Common Stock Shares	$	Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Stockholders' Equity $
Balances – April 1, 2022	49,853,564	$ 50	17,649,555	$ 18	$ 564,761	$ 922,223	$ (43,347)	$ 1,443,705
Shares issued	—	—	2,485,582	2	16,773	—	—	16,775
Stock compensation vesting (Note 14)	—	—	—	—	151,769	—	—	151,769
Dividends	—	—	—	—	—	(143,374)	—	(143,374)
Conversion of Class B to Class A shares	1,455,908	1	(1,455,908)	(1)	—	—	—	—
Shares issued to non-employee directors (Note 14)	6,739	—	—	—	570	—	—	570
Other shares repurchased/forfeited	(677,287)	—	(630,884)	(1)	(90,903)	—	—	(90,904)
Net income	—	—	—	—	—	254,223	—	254,223
Change in unrealized translation	—	—	—	—	—	—	(19,467)	(19,467)
Total comprehensive income	—	—	—	—	—	254,223	(19,467)	234,756
Balances – March 31, 2023	50,638,924	$ 51	18,048,345	$ 18	$ 642,970	$1,033,072	$ (62,814)	$ 1,613,297

See accompanying Notes to Consolidated Financial Statements


HOULIHAN LOKEY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


			Year Ended March 31,			
(In thousands)		2023		2022		2021
Cash flows from operating activities:						
Net income	$	254,223	$	438,324	$	312,771
Adjustments to reconcile net income to net cash provided by operating activities:						
Deferred income tax benefit		(3,446)		(71,068)		(21,237)
Provision for bad debts, net		6,429		3,718		7,290
Unrealized (gains)/losses on investment securities		3,680		4,228		(99)
Non-cash lease expense		26,609		31,508		22,756
Depreciation and amortization		58,221		48,537		15,228
Contingent consideration valuation		2,131		7,104		478
Compensation expense — equity and liability classified share awards (Note 14)		156,936		91,875		62,421
Changes in operating assets and liabilities:						
Accounts receivable		(37,742)		14,128		(32,965)
Unbilled work in progress		(11,596)		18,036		(78,526)
Other assets		(25,958)		14,895		(11,579)
Accrued salaries and bonuses		(189,534)		150,721		228,546
Accounts payable and accrued expenses and other		(32,014)		(9,955)		535
Deferred income		11,943		807		991
Income taxes payable		(83,609)		(6,254)		73,227
Net cash provided by operating activities		136,273		736,604		579,837
Cash flows from investing activities:						
Purchases of investment securities		(19,230)		(101,562)		(391,555)
Sales or maturities of investment securities		87,384		197,324		318,425
Acquisition of business, net of cash acquired		(20,427)		(360,996)		(12,470)
Purchase of property and equipment, net		(50,731)		(8,680)		(14,148)
Net cash used in investing activities		(3,004)		(273,914)		(99,748)
Cash flows from financing activities:						
Dividends paid		(140,384)		(114,806)		(92,006)
Share repurchases		(48,659)		(304,793)		(102,224)
Payments to settle employee tax obligations on share-based awards		(42,283)		(33,741)		(17,810)
Proceeds from issuance of Class A shares		—		—		189,060
Earnouts paid		(6,679)		(5,917)		—
Loans payable to former shareholders redeemed		(539)		(280)		(575)
Repayments of loans to non-affiliates		(2,488)		—		(3,601)
Other financing activities		570		477		333
Net cash used in financing activities		(240,462)		(459,060)		(26,823)
Effects of exchange rate changes on cash and cash equivalents		(12,065)		(16,784)		13,212
Net increase/(decrease) in cash, cash equivalents, and restricted cash		(119,258)		(13,154)		466,478
Cash, cash equivalents and restricted cash – beginning of period		834,070		847,224		380,746
Cash, cash equivalents and restricted cash – end of period	$	714,812	$	834,070	$	847,224
Supplemental disclosures of non-cash activities:						
Shares issued via vesting of liability classified awards	$	5,955	$	4,270	$	7,511
Shares issued as consideration for acquisitions		7,238		2,000		1,050
Cash acquired through acquisitions	$	11,933	$	244,162	$	88
Cash paid during the year:						
Interest	$	5,904	$	1,000	$	989
Taxes, net of refunds		156,786		242,031		44,202


See accompanying Notes to Consolidated Financial Statements


HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data or as otherwise stated)

Note 1 — Background

Houlihan Lokey, Inc. ("Houlihan Lokey," or "HL, Inc." also referred to as the "Company," "we," "our," or "us") is a Delaware corporation that controls the following primary subsidiaries:

- Houlihan Lokey Capital, Inc., a California corporation ("HL Capital, Inc."), is a wholly owned direct subsidiary of HL, Inc. HL Capital, Inc. is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc.

- Houlihan Lokey Financial Advisors, Inc., a California corporation ("HL FA, Inc."), is a wholly owned direct subsidiary of HL, Inc.

- Houlihan Lokey EMEA, LLP, a limited liability partnership registered in England ("HL EMEA, LLP"), is an indirect subsidiary of HL, Inc. HL EMEA, LLP is regulated by the Financial Conduct Authority in the United Kingdom ("U.K.").

The Company offers financial services and financial advice to a broad clientele located through more than thirty offices in the United States of America, South America, Europe, the Middle East, and the Asia-Pacific region. Together, the Company and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. The Company concentrates its efforts toward the earning of professional fees with focused services across the following three business segments:

- Corporate Finance ("CF") provides general financial advisory services in addition to advice on mergers and acquisitions and capital markets offerings. We advise public and private institutions on a wide variety of situations, including buy-side and sell-side transactions, as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity, and liability management transactions, and advise financial sponsors on all types of transactions. The majority of our CF revenues consists of fees paid upon the successful completion of the transaction or engagement ("Completion Fees"). A CF transaction can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the fees paid at the time an engagement letter is signed ("Retainer Fees") and in some cases fees paid during the course of the engagement ("Progress Fees") that may have been received.

- Financial Restructuring ("FR") provides advice to debtors, creditors and other parties-in-interest in connection with recapitalization/deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, our FR business segment offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; dispute resolution and expert testimony; and procuring debtor-in-possession financing. Although atypical, FR transactions can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the Retainer Fees and/or Progress Fees.

- Financial and Valuation Advisory ("FVA") primarily provides valuations of various assets, including: companies; illiquid debt and equity securities; and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, our FVA business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, and solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions. Also, our FVA business segment provides dispute resolution services to clients where fees are usually based on the hourly rates of our financial professionals. Unlike our CF or FR segments, the fees generated in our FVA segment are generally not contingent on the successful completion of a transaction.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), and include all information and footnotes required for consolidated financial statement presentation, and include all disclosures required under GAAP for annual financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where it has a controlling financial interest. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Management estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period, and disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Items subject to such estimates and assumptions include, but are not limited to: the allowance for credit losses; the valuation of deferred tax assets, valuation of acquired intangibles and goodwill, accrued expenses, and share based compensation; the allocation of goodwill and other assets across the reporting units (segments); and reserves for income tax uncertainties and other contingencies.

Revenues

Revenues consist of fee revenues from advisory services and reimbursed costs incurred in fulfilling the contracts. Revenues reflect fees generated from our CF, FR, and FVA business segments.

The Company generates revenues from contractual advisory services and reimbursed costs incurred in fulfilling the contracts for such services. Revenues for all three business segments (CF, FR, and FVA) are recognized upon satisfaction of the performance obligation, which may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fees (i.e., the success-related Completion Fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues for all three business segments are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

Revenues from CF engagements primarily consist of fees generated in connection with advisory services related to corporate finance, mergers and acquisitions, and capital markets offerings. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised service and the customer obtains control. CF contracts generally contain a variety of promised services that may be capable of being distinct, but they are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

(In thousands, except share data or as otherwise stated)

Revenues from FR engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer Fees and Progress Fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. Completion Fees from these engagements are considered variable and constrained until the related transaction has been effectively closed as they are contingent upon a future event, which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues from FVA engagements primarily consist of fees generated in connection with valuation and diligence services and rendering fairness, solvency and other financial opinions. Revenues are recognized at a point in time as these engagements include a singular objective that does not transfer any notable value to the Company's clients until the opinions have been rendered and delivered to the client. However, certain engagements consist of advisory services where fees are usually based on the hourly rates of our financial professionals. Such revenues are recognized over time as the benefits of these advisory services are transferred to the Company's clients throughout the course of the engagement, and, as a practical expedient, the Company has elected to use the 'as-invoiced' approach to recognize revenue.

Taxes, including value added taxes, collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, are excluded from revenue in the consolidated statements of comprehensive income.

Operating Expenses

The majority of the Company's operating expenses are related to compensation for employees, which includes the amortization of the relevant portion of the Company's share-based incentive plans (Note 14). Other types of operating expenses include: Travel, meals, and entertainment; Rent; Depreciation and amortization; Information technology and communications; Professional fees; and Other operating expenses.

Translation of Foreign Currency Transactions

The reporting currency for the consolidated financial statements of the Company is the U.S. dollar. The assets and liabilities of subsidiaries whose functional currency is other than the U.S. dollar are included in the consolidation by translating the assets and liabilities at the reporting period-end exchange rates; however, revenues and expenses are translated using the applicable exchange rates determined on a monthly basis throughout the fiscal year. Resulting translation adjustments are reported as a separate component of Accumulated other comprehensive loss, net of applicable taxes.

From time to time, we enter into transactions to hedge our exposure to certain foreign currency fluctuations through the use of derivative instruments or other methods. As of March 31, 2023, we had one foreign currency forward contract between the euro and pound sterling with an aggregate notional value of €6.5 million. As of March 31, 2022, we had one foreign currency forward contract between the euro and pound sterling with an aggregate notional value of €15.7 million. The fair value of these foreign currency forward contracts represented a gain included in Other operating expenses of $35 and $33 during the year ended March 31, 2023 and March 31, 2022, respectively.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement*:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

For Level 3 investments in which pricing inputs are unobservable and limited market activity exists, management's determination of fair value is based upon the best information available, and may incorporate management's own assumptions or involve a significant degree of judgment.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

- Corporate debt securities: All fair value measurements are obtained from a third-party pricing service and are not adjusted by management.

- U.S. treasury securities: Fair values for U.S. treasury securities are based on quoted prices from recent trading activity of identical or similar securities. All fair value measurements are obtained from a third-party pricing service and are not adjusted by management.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the instrument.

The fair values of the financial instruments represent the amounts that would be received to sell assets or that would be paid to transfer liabilities in an orderly transaction between market participants as of a specified date. Fair value measurements maximize the use of observable inputs; however, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, as well as available observable and unobservable inputs.

The carrying value of Cash and cash equivalents, Restricted cash, Accounts receivable, Unbilled work in progress, Accounts payable and accrued expenses, and Deferred income approximates fair value due to the short maturity of these instruments.

The carrying value of the loans to employees included in Other assets and Loans payable to former shareholders, which are included in Loan payable to non-affiliate, approximate fair value due to the variable interest rate borne by those instruments.

Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash held at banks and highly liquid investments with original maturities of three months or less. As of March 31, 2023 and 2022, the Company had cash balances with banks in excess of insured limits. The Company believes it is not exposed to any significant credit risk with respect to Cash and cash equivalents.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

The following table provides a reconciliation of Cash and cash equivalents, and Restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	March 31, 2023	March 31, 2022
Cash and cash equivalents	$ 714,439	$ 833,697
Restricted cash [(1)]	373	373
Total cash, cash equivalents, and restricted cash	$ 714,812	$ 834,070

(1) Restricted cash as of March 31, 2023 and March 31, 2022 consisted of a cash deposit in support of a letter of credit issued for our Frankfurt office.

Investment Securities

Investment securities consist primarily of corporate debt and U.S. treasury securities with original maturities over 90 days. The Company classifies its corporate debt and U.S. treasury securities as trading and measures them at fair value in the Consolidated Balance Sheets. Unrealized holding gains and losses for trading securities are included in Other operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

Allowance for Credit Losses

The allowance for credit losses on accounts receivable and unbilled work in progress reflects management's best estimate of expected losses using the Company's internal current expected credit losses model. This model analyzes expected losses based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that could potentially affect the collectibility of the reported amounts. This is recorded through provision for bad debts, which is included in Other operating expenses in the accompanying Consolidated Statements of Comprehensive Income. Amounts deemed to be uncollectible are written off against the allowance for credit losses.

Property and Equipment

Property and equipment are stated at cost. Repair and maintenance charges are expensed as incurred and costs of renewals or improvements are capitalized at cost. Depreciation on furniture and office equipment is recognized on a straight-line basis over the estimated useful lives of the respective assets.

Income Taxes

The Company files consolidated federal income tax returns, as well as consolidated and separate returns in state and local jurisdictions, and the Company reports income tax expense on this basis.

We account for income taxes in accordance with ASC Topic 740, Income Taxes, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax basis of our assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statements any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Interest expense and penalties related to income taxes are included in the provision for income taxes in the accompanying Consolidated Statements of Comprehensive Income.

The Global Intangible Low-Taxed Income tax ("GILTI inclusion") can be recognized in the financial statements through an accounting policy election by either recording a period cost (permanent item) or providing deferred income taxes stemming from certain basis differences that are expected to result in GILTI inclusion. The Company has elected to account for the tax impacts of the GILTI inclusion as a period cost.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Leases

We assess whether an arrangement is or contains a lease at the inception of the agreement. Right-of-use ("ROU") assets represent our right to use underlying assets for the lease term and lease liabilities represent our obligation to make lease payments arising from leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of future lease payments over the lease terms utilizing the discount rate implicit in the leases. If the discount rate implicit in the leases is not readily determinable, the present value of future lease payments is calculated utilizing the Company's incremental borrowing rate, which approximates the interest that the Company would have to pay on a secured loan. The Company elected to utilize a portfolio approach and applies the rates to a portfolio of leases with similar terms and economic environments. The terms of our leases used to determine the ROU asset and lease liability account for options to extend when it is reasonably certain that we will exercise those options, if applicable. ROU assets and lease liabilities are subject to adjustment in the event of modification to lease terms, changes in probability that an option to extend or terminate a lease would be exercised and other factors. In addition, ROU assets are periodically reviewed for impairment.

Lease expense is recognized on a straight-line basis over the lease terms. Lease expense includes amortization of the ROU assets and accretion of the lease liabilities. Amortization of ROU assets is calculated as the periodic lease cost less accretion of the lease liability. The amortized period for ROU assets is limited to the expected lease term.

The Company has elected a practical expedient to combine the lease and non-lease components into a single lease component. The Company also elected the short-term lease measurement and recognition exemption and does not establish ROU assets or lease liabilities for operating leases with terms of 12 months or less.

Goodwill and Intangible Assets

Goodwill represents an acquired company's acquisition cost over the fair value of acquired net tangible and intangible assets. Goodwill is the net asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Intangible assets identified and accounted for include tradenames and marks, backlog, developed technologies, and customer relationships. Those intangible assets with finite lives, including backlog and customer relationships, are amortized over their estimated useful lives.

Goodwill is reviewed annually during the fourth quarter for impairment and more frequently if potential impairment indicators exist. Goodwill is reviewed for impairment in accordance with ASC Topic 350, Intangibles – Goodwill and Other, as amended by Accounting Standards Update ("ASU") No. 2017-04, Simplifying the Test for Goodwill Impairment, which permits management to perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit is less than its corresponding carrying value. If management determines the reporting unit's fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of the reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit's carrying value exceeds its fair value. Impairment testing of goodwill requires a significant amount of judgment in assessing both qualitative factors and if necessary, quantitative factors used to estimate the fair value of the reporting unit. As of March 31, 2023, management concluded that it was not more likely than not that the Company's reporting units' fair value was less than their carrying amount and no further quantitative impairment testing had been considered necessary.

Indefinite-lived intangible assets are reviewed annually for impairment in accordance with ASU 2012-02, Testing Indefinite-lived Intangible Assets for Impairment, which provides management the option to perform a qualitative assessment. If it is more likely than not that the asset is impaired, the amount that the carrying value exceeds the fair value is recorded as an impairment expense. As of March 31, 2023, management concluded that it was not more likely than not that the fair values were less than the carrying values.

Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group (inclusive of other long-lived assets) be tested for possible impairment, management first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of March 31, 2023, no events or changes in circumstances were identified that indicated that the carrying amount of the finite-lived intangible assets were not recoverable.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Business Combinations

We allocate the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date, with the excess consideration recognized as goodwill. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows, expected asset lives, geographic risk premiums, discount rates, and more. The amounts and useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

Note 3 — Revenue Recognition

Disaggregation of Revenues

The Company has disclosed disaggregated revenues based on its business segment and geographical area, which provides a reasonable representation of how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See Note 18 for additional information.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred income (contract liability) until the performance obligations are satisfied.

Costs incurred in fulfilling advisory contracts with point-in-time revenue recognition are recorded as a contract asset when the costs (i) relate directly to a contract, (ii) generate or enhance resources of the Company that will be used in satisfying performance obligations, and (iii) are expected to be recovered. The Company amortizes the contract asset costs related to fulfilling a contract based on recognition of fee revenues for the corresponding contract.

Costs incurred in fulfilling an advisory contract with over-time revenue recognition are expensed as incurred.

The change in the Company's contract assets and liabilities during the period primarily reflects the timing difference between the Company's performance and the customer's payment. The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	March 31, 2023	March 31, 2022
Receivables, net (1)	$ 175,023	$ 139,680
Unbilled work in progress, net of allowance for credit losses	115,045	104,751
Contract Assets (1)	7,006	4,349
Contract Liabilities (2)	40,695	28,753

(1) Included within Accounts receivable, net of allowance for credit losses in the Consolidated Balance Sheets.
(2) Included within Deferred income in the Consolidated Balance Sheets.

During the years ended March 31, 2023 and 2022, $16.8 million and $19.7 million of revenues, respectively, were recognized that were included in the Deferred income balance at the beginning of the period.

As a practical expedient, the Company does not disclose information about remaining performance obligations pertaining to (i) contracts that have an original expected duration of one year or less and/or (ii) contracts where the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that is or forms part of a single performance obligation. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at March 31, 2023.

Note 4 — Related Party Transactions

The Company has historically provided financial advisory services to its affiliates and certain other related parties, and received fees for these services totaling approximately $284, $0, and $2,875 during the years ended March 31, 2023, 2022, and 2021, respectively.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Other assets in the accompanying Consolidated Balance Sheets includes loans receivable from certain employees of $28,869 and $17,100 as of March 31, 2023 and 2022, respectively.

Note 5 — Fair Value Measurements

The following table presents information about the Company's financial assets, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair values:

| | March 31, 2023 | | | |
	Level I	Level II	Level III	Total
Corporate debt securities	$ —	$ 23,617	$ —	$ 23,617
U.S. treasury securities	—	12,990	—	12,990
Common stock	184	—	—	184
Certificates of deposit	—	518	—	518
Total asset measured at fair value	$ 184	$ 37,125	$ —	$ 37,309

| | March 31, 2022 | | | |
	Level I	Level II	Level III	Total
Corporate debt securities	$ —	$ 87,074	$ —	$ 87,074
U.S. treasury securities	—	17,662	—	17,662
Certificates of deposit	—	516	—	516
Total asset measured at fair value [1]	$ —	$ 105,252	$ —	$ 105,252

(1) Included within Investment securities in the Consolidated Balance Sheets.

The Company had no transfers between fair value levels during the years ended March 31, 2023 and March 31, 2022.

Note 6 — Investment Securities

The amortized cost and gross unrealized gains (losses) of marketable investment securities accounted under the fair value method were as follows:

| | March 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate debt securities	$ 24,936	$ 6	$ (1,325)	$ 23,617
U.S. treasury securities	13,400	15	(425)	12,990
Common stock	768	—	(584)	184
Certificates of deposit	518	—	—	518
Total securities with unrealized gains/(losses)	$ 39,622	$ 21	$ (2,334)	$ 37,309

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

		March 31, 2022						
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized (Losses)		Fair Value [1]
Corporate debt securities	$	88,475	$	2	$	(1,403)	$	87,074
U.S. treasury securities		17,891		—		(229)		17,662
Certificates of deposit		516		—		—		516
Total securities with unrealized gains/(losses)	$	106,882	$	2	$	(1,632)	$	105,252

(1) Included within Investment securities in the Consolidated Balance Sheets.

Scheduled maturities of the securities held by the Company included within the investment securities portfolio were as follows:

		March 31, 2023				March 31, 2022		
		Amortized Cost		Estimated Fair Value		Amortized Cost		Estimated Fair Value
Due within one year	$	6,243	$	6,254	$	72,963	$	72,950
Due within years two through five		33,379		31,055		33,919		32,302
Total debt within the investment securities portfolio	$	39,622	$	37,309	$	106,882	$	105,252

Note 7 — Allowance for Credit Losses

The following table presents information about the Company's allowance for credit losses:

		March 31, 2023		March 31, 2022
Beginning balance	$	13,274	$	11,782
Provision for bad debt, net		6,429		3,718
Recovery/(write-off) of uncollectible accounts, net		(5,308)		(2,226)
Ending balance	$	14,395	$	13,274

Note 8 — Property and Equipment

Property and equipment, net of accumulated depreciation consists of the following:

	Useful Lives		March 31, 2023		March 31, 2022
Equipment	5 years	$	10,178	$	9,692
Furniture and fixtures	5 years		19,508		22,704
Leasehold improvements	10 years		107,156		59,462
Computers and software	3 years		12,086		14,308
Other	Various		7,411		7,476
Total cost			156,339		113,642
Less: accumulated depreciation			(67,994)		(61,466)
Total net book value		$	88,345	$	52,176

Additions to property and equipment during the years ended March 31, 2023 and March 31, 2022 were primarily related to leasehold improvement costs incurred.

Depreciation expense of $13,250, $14,600, and $11,068 was recognized during the years ended March 31, 2023, 2022, and 2021, respectively.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 9 — Goodwill and Other Intangible Assets

The following table provides a reconciliation of Goodwill and other intangibles, net reported on the Consolidated Balance Sheets.

	Useful Lives	March 31, 2023	March 31, 2022
Goodwill	Indefinite	$ 1,087,784	$ 1,070,442
Tradename-Houlihan Lokey	Indefinite	192,210	192,210
Other intangible assets	Varies	93,917	92,941
Total cost		1,373,911	1,355,593
Less: accumulated amortization		(82,757)	(37,818)
Goodwill and other intangibles, net		$ 1,291,154	$ 1,317,775

Amortization expense of approximately $44,971, $33,937, and $4,161 was recognized for finite-lived intangible assets for the years ended March 31, 2023, 2022, and 2021, respectively.

The estimated future amortization for finite-lived intangible assets for each of the next five years and thereafter are as follows:

	Year Ended March 31,
2024	$ 9,145
2025	1,712
2026	—
2027	—
2028 and thereafter	—

Goodwill attributable to the Company's business segments is as follows:

	April 1, 2022	Change [1]	March 31, 2023
Corporate Finance	$ 815,912	$ 17,342	$ 833,254
Financial Restructuring	162,815	—	162,815
Financial and Valuation Advisory	91,715	—	91,715
Goodwill	$ 1,070,442	$ 17,342	$ 1,087,784

(1) Changes pertain primarily to the acquisition of Oakley Advisory Limited.

Note 10 — Loans Payable

On August 23, 2019, the Company entered into a syndicated revolving line of credit with Bank of America, N.A. and certain other financial institutions party thereto, which was amended by the First Amendment to Credit Agreement dated as of August 2, 2022 (the "HLI Line of Credit"), which allows for borrowings of up to $100.0 million (and, subject to certain conditions, provides the Company with an uncommitted expansion option, which, if exercised in full, would provide for a total credit facility of $200.0 million) and matures on August 23, 2025 (or if such date is not a business day, the immediately preceding business day). Borrowings under the HLI Line of Credit bear interest at a floating rate, which can be either, at the Company's option, (i) Term Secured Overnight Financing Rate ("SOFR") plus a 0.10% SOFR adjustment plus a 1.00% margin or (ii) base rate, which is the highest of (a) the Federal Funds Rate plus one-half of one percent (0.50%), (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate," and (c) Term SOFR plus a 0.10% SOFR adjustment. Commitment fees apply to unused amounts, and the HLI Line of Credit contains debt covenants which require that the Company maintain certain financial ratios. As of March 31, 2023 and 2022, no principal was outstanding under the HLI Line of Credit.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

In April 2018, the Company acquired Quayle Munro Limited. Total consideration included non-interest bearing unsecured convertible loans totaling GBP10.5 million payable on May 31, 2022, which was extinguished during the three months ended June 30, 2022. The Company incurred imputed interest expense on these notes of $22, $162, and $288 for the years ended March 31, 2023, 2022, and 2021, respectively.

In May 2018, the Company acquired BearTooth Advisors. Total consideration included an unsecured note of $2.8 million bearing interest at an annual rate of 2.88% and payable on May 21, 2048. This note was subsequently assigned by the seller to the former BearTooth principals (who became employees of the Company), and, under certain circumstances, is convertible into Company Class B common stock after the fifth anniversary of the closing of the transaction. The Company incurred interest expense on this note of $18, $105, and $105 for the years ended March 31, 2023, 2022, and 2021, respectively.

In December 2019, the Company acquired Freeman & Co. Total consideration included an unsecured note of $4.0 million bearing interest at an annual rate of 2.75% and payable on December 16, 2049. The note issued by the Company to the seller was distributed to the former principals of Freeman & Co. (who became employees of the Company). Under certain circumstances, the note may be exchanged by each principal for Company Class B common stock over a four-year period in equal annual installments starting in December, 2020. The Company incurred interest expense on this note of $81, $79, and $103 for the years ended March 31, 2023, 2022, and 2021, respectively.

In August 2020, the Company acquired MVP Capital, LLC ("MVP"). Total consideration included an unsecured non-interest bearing note of $4.5 million payable August 14, 2050. The note was issued by the Company to the former principals and sellers of MVP (who became employees of the Company). Under certain circumstances, the note may be exchanged by each seller for a combination of cash and Company Class B common stock over a three-year period in equal annual installments starting in August 2021. Contingent consideration was also issued in connection with the acquisition of MVP, which had a fair value of $12.9 million and $20.3 million as of March 31, 2023 and March 31, 2022, respectively, which is included in Other liabilities in our Consolidated Balance Sheets.

In July 2021, the Company acquired Baylor Klein, Ltd ("BK"). Contingent consideration was issued in connection with the acquisition of BK, which had a fair value of $18.1 million and $17.6 million as of March 31, 2023 and March 31, 2022, respectively, which is included in Other Liabilities in our Consolidated Balance Sheet.

Note 11 — Accumulated Other Comprehensive (Loss)

Accumulated other comprehensive (loss) is comprised of Foreign currency translation adjustments of $(19,467) and $(23,171) for the years ended March 31, 2023 and 2022, respectively. We do not expect the change in foreign currency translation to have a material impact on our operating results and financial position.

Accumulated other comprehensive (loss) as of March 31, 2023, 2022, and 2021, was comprised of the following:

	Total
Balance, March 31, 2021	$ (20,176)
Foreign currency translation adjustments	(23,171)
Balance, March 31, 2022	(43,347)
Foreign currency translation adjustments	(19,467)
Balance, March 31, 2023	$ (62,814)

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 12 — Income Taxes

The Company's provision for income taxes was $69,777, $165,614, and $96,457, for the years ended March 31, 2023, 2022, and 2021, respectively. This represents effective tax rates of 21.5%, 27.4%, and 23.6% for the years ended March 31, 2023, 2022, and 2021, respectively.

The provision (benefit) for income taxes on operations for the years ended March 31, 2023, 2022, and 2021 is comprised of the following approximate values:

	Year Ended March 31,		
	2023	2022	2021
Current:			
Federal	$ 66,529	$ 134,054	$ 71,832
State and local	4,819	58,568	27,230
Foreign	1,875	44,060	18,632
Subtotal	73,223	236,682	117,694
Deferred:			
Federal	1,605	(52,088)	(16,244)
State and local	1,092	(18,348)	(4,543)
Foreign	(6,143)	(632)	(450)
Subtotal	(3,446)	(71,068)	(21,237)
Total	$ 69,777	$ 165,614	$ 96,457

The provision for income taxes on operations for the years ended March 31, 2023, 2022, and 2021 is reconciled to the income taxes computed at the statutory federal income tax rate (computed by applying the federal corporate rate of 21% to consolidated operating income before provision for income taxes) as follows:

	Year Ended March 31,					
	2023		2022		2021	
Federal income tax provision computed at statutory rate	$ 68,040	21.0 %	$126,826	21.0 %	$ 85,937	21.0 %
State and local taxes, net of federal tax effect	16,609	5.1 %	31,559	5.2 %	18,877	4.6 %
Tax impact from foreign operations	(5,040)	(1.5)%	3,990	0.7 %	(1,036)	(0.2)%
Nondeductible expenses	9,396	2.9 %	10,654	1.8 %	6,004	1.5 %
Stock compensation	(8,044)	(2.5)%	(7,421)	(1.2)%	(13,349)	(3.3)%
Uncertain tax positions, true-up items, and other	(11,184)	(3.5)%	6	— %	24	— %
Total	$ 69,777	21.5 %	$165,614	27.4 %	$ 96,457	23.6 %

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Deferred income taxes arise principally from temporary differences between book and tax recognition of income, expenses, and losses relating to financing and other transactions. The deferred income taxes on the accompanying Consolidated Balance Sheets as of March 31, 2023 and March 31, 2022, comprise the following:

	March 31, 2023	March 31, 2022
Deferred tax assets:		
Deferred compensation expense/accrued bonus	$ 115,584	$ 126,249
Allowance for credit losses	1,641	1,612
Accounts receivable and work in progress	9,978	6,814
US foreign tax credits	2,443	2,400
Operating lease liabilities	81,153	25,947
Non US	31,557	32,374
Other, net	8,735	10,925
Total deferred tax assets	251,091	206,321
Deferred tax asset valuation allowance	(3,376)	(9,234)
Total deferred tax assets	247,715	197,087
Deferred tax liabilities:		
Intangibles	(70,657)	(72,983)
Operating lease right-of-use assets	(72,218)	(21,907)
Other, net	(443)	(7,707)
Total deferred tax liabilities	(143,318)	(102,597)
Net deferred tax assets	$ 104,397	$ 94,490

The Company has various state and foreign net operating losses totaling $41,720. If not utilized, the state net operating loss carryforwards will begin to expire in five years and foreign net operating loss carryforwards will begin to expire in nine years, although in certain jurisdictions these attributes do not expire. A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has determined that deferred tax assets related to US foreign tax credits and certain foreign deferred tax assets are not likely to be realized. The Company's credit carryforwards as of March 31, 2023 were primarily driven as a result of U.S. Tax Reform. The Company assessed the realizability of these foreign tax credits based on currently enacted and proposed legislation issued by the U.S. Department of Treasury and the Internal Revenue Service, and recorded a full valuation allowance of $2,443 and $2,400 against these assets for March 31, 2023 and 2022, respectively. The Company does not expect to utilize these foreign tax credits in the future as the Company does not currently project future foreign source income. These foreign tax credits will expire in various years through 2030. In addition, certain deferred tax assets related to tax deductible goodwill from previous acquisitions and net operating losses generated from these deductions were not more likely than not realizable; therefore, the Company maintained valuation allowances for March 31, 2023 and 2022 of $933 and $6,834, respectively. The change in the total valuation allowance was a decrease of $5,858 and a decrease of $549 during the years ended March 31, 2023 and March 31, 2022, respectively.

The Company has historically considered the undistributed earnings of its foreign subsidiaries to be indefinitely reinvested, and, accordingly, no taxes were provided on such earnings prior to the fourth quarter of fiscal 2021. In the first quarter of fiscal 2022, we identified $97,000 of cash in certain foreign jurisdictions in excess of current working capital needs and repatriated the full amount. With the exception of this one-time distribution of historic earnings, the assertion that all undistributed earnings of foreign subsidiaries should be considered indefinitely reinvested remains. Deferred taxes recorded for the distribution were not significant.

We continue to expect that the remaining balance of our undistributed foreign earnings will be indefinitely reinvested. If we determine that all or a portion of such foreign earnings are no longer indefinitely reinvested, we may be subject to additional foreign withholding taxes and U.S. state income taxes. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

As of March 31, 2023 and March 31, 2022, the Company had recorded liabilities for interest and penalties related to uncertain tax positions in the amounts of $1,023 and $1,228, respectively. Unrecognized tax positions totaled $14,825 and $18,654 as of March 31, 2023 and March 31, 2022, respectively. If the income tax impacts from these tax positions are ultimately realized, such realization would affect the income tax provision and effective tax rate.

A reconciliation of the unrecognized tax position as of March 31, 2023 and March 31, 2022 is as follows:

	March 31, 2023	March 31, 2022
Unrecognized tax position at the beginning of the year	$ 18,654	$ 14,666
Increase related to prior year tax positions	4,102	10,054
Decrease related to prior year tax positions	(7,931)	(6,395)
Increase related to tax positions taken in the current year	—	329
Unrecognized tax position at the end of the year	$ 14,825	$ 18,654

The Company believes that it is reasonably possible that a decrease of up to $4.1 million in gross unrecognized income tax positions for federal and state items may be necessary within the next 12 months. For the remaining uncertain income tax positions, it is difficult at this time to estimate the timing of the resolution.

The Company files consolidated federal income tax returns, as well as consolidated and separate returns in state and local jurisdictions. As of March 31, 2023, all of the federal income tax returns filed since 2020 by the Company are still subject to adjustment upon audit. The Company also files combined and separate income tax returns in many states, which are also open to adjustment. The Company is currently under New York City audit for the years ended March 31, 2016, March 31, 2017, and March 31, 2018.

Note 13 — Earnings Per Share

The calculations of basic and diluted earnings per share attributable to holders of shares of common stock are presented below.

	Year Ended March 31,		
	2023	2022	2021
Numerator:			
Net income attributable to Houlihan Lokey, Inc.	$ 254,223	$ 437,751	$ 312,771
Denominator:			
Weighted average shares of common stock outstanding — basic	63,358,408	64,970,287	65,785,042
Weighted average number of incremental shares pertaining to unvested restricted-stock and issuable in respect of unvested restricted stock units, as-calculated using the treasury stock method	4,227,855	3,289,421	2,886,206
Weighted average shares of common stock outstanding — diluted	67,586,263	68,259,708	68,671,248
Basic earnings per share	$ 4.01	$ 6.74	$ 4.75
Diluted earnings per share	$ 3.76	$ 6.41	$ 4.55

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 14 — Employee Benefit Plans

Defined Contribution Plans

The Company sponsors a 401(k) defined contribution savings plan for its domestic employees and defined contribution retirement plans for its international employees. The Company contributed $10,640, $5,294, and $4,519 to these plans during the years ended March 31, 2023, 2022, and 2021, respectively.

Share-Based Incentive Plans

Following the IPO, additional awards of restricted shares and restricted stock units have been and will be made under the Amended and Restated Houlihan Lokey, Inc. 2016 Incentive Award Plan (the "2016 Incentive Plan"), which became effective in August 2015 and was amended in October 2017. Under the 2016 Incentive Plan, it is anticipated that the Company will continue to grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate, and retain the talent necessary to operate the Company's business. Equity-based incentive awards issued under the 2016 Incentive Plan generally vest over a four-year period. Restricted shares of Class A common stock were granted under the 2016 Incentive Plan to (i) four independent directors in the first quarter of fiscal 2021 at $60.60 per share, (iv) two independent directors in the third quarter of fiscal 2021 at $63.01 per share, (iii) six independent directors in the first quarter of fiscal 2022 at $73.19 per share, and (iv) six independent directors in the first quarter of fiscal 2023 at $84.55.

An excess tax benefit of $8,044 and $7,421 was recognized during the years ended March 31, 2023 and 2022, respectively, as a component of the provision for income taxes and an operating activity on the Consolidated Statements of Cash Flows. The Company recorded cash outflows of $(42,283), $(33,741), and $(17,810) related to the settlement of share-based awards in satisfaction of withholding tax requirements in financing activities on the Consolidated Statements of Cash Flows for the years ended March 31, 2023, 2022, and 2021, respectively.

We recognize compensation expense for all stock-based awards, including restricted stock and restricted stock units ("RSU"s), based on the estimate of fair value of the award at the grant date. The fair value of each restricted stock and RSU award is measured based on the closing stock price of our common stock on the date of grant. We account for forfeitures as they occur. The compensation expense is recognized using a straight-line basis over the requisite service periods of the awards, which is four years.

The share awards are classified as equity awards at the time of grant unless the number of shares granted is unknown. Awards that are settleable in shares based upon a future determinable stock price are classified as liabilities until the price is established and the resulting number of shares is known, at which time they are re-classified from liabilities to equity awards. Activity in equity classified share awards that relate to the Company's 2006 Incentive Award Plan (the "2006 Incentive Plan") and the 2016 Incentive Plan during the years ended March 31, 2023, 2022, and 2021, is as follows:

Unvested Share Awards	Shares	Weighted Average Grant Date Fair Value
Balance, April 1, 2020	3,539,047	$ 39.13
Granted	1,044,741	60.60
Vested	(1,770,294)	32.36
Shares repurchased/forfeited	(68,889)	50.87
Balance, March 31, 2021	2,744,605	51.37
Granted	2,689,459	82.45
Vested	(1,039,535)	47.77
Shares repurchased/forfeited	(80,154)	61.14
Balance, March 31, 2022	4,314,375	71.42
Granted	2,266,088	84.78
Vested	(1,175,311)	59.77
Shares repurchased/forfeited	(123,373)	79.00
Balance, March 31, 2023	5,281,779	$ 79.57

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Activity in liability classified share awards during the years ended March 31, 2023, 2022, and 2021 is as follows:

Awards Settleable in Shares		**Fair Value**
Balance, April 1, 2020	$	20,989
Offer to grant		5,189
Share price determined-converted to cash payments		(249)
Share price determined-transferred to equity grants [1]		(7,223)
Forfeited		(1,756)
Balance, March 31, 2021		16,950
Offer to grant		4,344
Share price determined-converted to cash payments		(2,676)
Share price determined-transferred to equity grants [1]		(4,269)
Forfeited		—
Balance, March 31, 2022		14,349
Offer to grant		5,318
Share price determined-converted to cash payments		(2,664)
Share price determined-transferred to equity grants [1]		(3,411)
Forfeited		(1,621)
Balance, March 31, 2023	$	11,971

(1)   46,430, 57,721, and 121,075 shares for the years ended March 31, 2023, 2022, and 2021, respectively.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

The following table summarizes the activity of our RSUs for the years ended March 31, 2022, 2021, and 2020, respectively.

Restricted Stock Units	RSUs	Weighted Average Grant Date Fair Value
RSUs as of April 1, 2020	21,953	$ 47.22
Issued	25,658	60.60
Forfeitures	(3,191)	52.97
Vested	(5,945)	47.81
RSUs as of March 31, 2021	38,475	55.57
Issued	1,014,641	96.20
Forfeitures	(2,159)	66.32
Vested	(12,454)	53.80
RSUs as of March 31, 2022	1,038,503	95.27
Issued	50,556	84.55
Forfeitures	(14,275)	96.82
Vested	(24,138)	63.75
RSUs as of March 31, 2023	1,050,646	$ 95.46

Compensation expenses for the Company associated with both equity and liability classified awards totaled $156,936, $91,875, and $62,421 for the years ended March 31, 2023, 2022, and 2021, respectively. As of March 31, 2023 and March 31, 2022 there was $367,607 and $308,144, respectively, of total unrecognized compensation cost related to unvested share awards granted under the 2016 Incentive Plan. These costs are recognized over a weighted average period of 2.3 years and 1.7 years, as of March 31, 2023 and March 31, 2022, respectively.

On October 19, 2017, our board of directors approved an amendment (the "Amendment") to the 2016 Incentive Plan reducing the number of shares of common stock available for issuance under the 2016 Incentive Plan by approximately 12.2 million shares. Under the Amendment, the aggregate number of shares of common stock that are available for issuance under awards granted pursuant to the 2016 Incentive Plan is equal to the sum of (i) 8.0 million and (ii) any shares of our Class B common stock that are subject to awards under our 2006 Incentive Plan that terminate, expire or lapse for any reason after October 19, 2017.

The number of shares available for issuance increased annually beginning on April 1, 2018 and ending on April 1, 2025, by an amount equal to the lowest of:

- 6,540,659 shares of our Class A common stock and Class B common stock;
- Six percent of the shares of Class A common stock and Class B common stock outstanding on the final day of the immediately preceding fiscal year; and
- such smaller number of shares as determined by our board of directors.

On April 28, 2022, our board of directors approved the registration of an additional 10,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock to be issued pursuant to the 2016 Incentive Plan.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 15 — Stockholders' Equity

There are two classes of authorized HL, Inc. common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock may be converted into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions.

On May 20, 2020, the Company completed an underwritten public offering of 3,000,000 shares of its Class A common stock. The offering generated net proceeds for the Company of approximately $188.7 million after deducting the underwriting discount and estimated offering expenses payable by us.

Class A common stock

During the year ended March 31, 2023, the Company issued 6,739 shares to non-employee directors, and 1,455,908 shares were converted from Class B to Class A. During the year ended March 31, 2022, the Company issued 6,512 shares to non-employee directors, and 1,874,009 shares were converted from Class B to Class A. As of March 31, 2023, there were 50,580,598 Class A shares held by the public and 58,326 Class A shares held by non-employee directors. As of March 31, 2022, there were 49,801,577 Class A shares held by the public and 51,987 Class A shares held by non-employee directors.

Class B common stock

As of March 31, 2023, there were 18,048,345 Class B shares held by the HL Voting Trust. As of March 31, 2022, there were 17,649,555 Class B shares held by the HL Voting Trust.

Dividends

Previously declared dividends related to unvested shares of $18,608 and $9,312 were unpaid as of March 31, 2023 and 2022, respectively.

Stock subscriptions receivable

Employees of the Company periodically issued notes receivable to the Company documenting loans made by the Company to such employees for the purchase of restricted shares of the Company.

Share repurchases

In April 2022, the board of directors authorized an increase to the existing July 2021 share repurchase program, which provides for share repurchases of a new aggregate amount of up to $500.0 million of the Company's Class A common stock and Class B common stock. As of March 31, 2023, shares with a value of $482.7 million remained available for purchase under the program.

During the years ended March 31, 2023, 2022, and 2021, the Company repurchased 507,511, 455,402, and 286,730 shares, respectively, of Class B common stock, to satisfy $42,283, $33,700, and $17,810 of required withholding taxes in connection with the vesting of restricted awards, respectively. During the years ended March 31, 2023, 2022, and 2021, the Company repurchased an additional 677,287, 3,272,399, and 1,591,995 shares of its outstanding common stock, respectively, at a weighted average price of $85.74, $94.35, and $64.18 per share, excluding commissions, for an aggregate purchase price of $58,073, $308,746, and $102,173, respectively.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 16 — Leases

Lessee Arrangements

Operating Leases

We lease real estate and equipment used in operations from third parties. As of March 31, 2023, the remaining term of our operating leases ranged from 1 to 17 years with various automatic extensions.

The following table outlines the maturity of our existing operating lease liabilities on a fiscal year-end basis as of March 31, 2023.

Maturity of Operating Leases

	Operating Leases
2024	$ 31,617
2025	49,298
2026	47,968
2027	44,337
2028	43,370
2029 and thereafter	290,203
Total	506,793
Less: present value discount	(131,924)
Operating lease liabilities	$ 374,869

As of March 31, 2023, the Company entered into an operating lease for additional office space that has not yet commenced, for approximately $6.3 million. This operating lease will commence during fiscal year 2024 with a lease term of 10 years.

Lease costs

	March 31, 2023	March 31, 2022
Operating lease expense	$ 37,490	$ 37,299
Variable lease expense [1]	18,556	10,252
Short-term lease expense	182	214
Less: Sublease income	(390)	(18)
Total lease costs	$ 55,838	$ 47,747

(1)   Primarily consists of payments for property taxes, common area maintenance and usage based operating costs.

Weighted-average details

	March 31, 2023	March 31, 2022
Weighted-average remaining lease term (years)	12	9
Weighted-average discount rate	4.7 %	3.4 %

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Supplemental cash flow information related to leases:

	March 31, 2023	March 31, 2022
Operating cash flows:		
Cash paid for amounts included in the measurement of Operating lease liabilities	$ 37,233	$ 32,947
Non-cash activity:		
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	$ 194,656	$ 32,377
Change in Operating lease right-of-use assets due to remeasurement	(11,799)	5,200

Note 17 — Commitments and Contingencies

The Company has been named in various legal actions arising in the normal course of business. In the opinion of the Company, in consultation with legal counsel, the final resolutions of these matters are not expected to have a material adverse effect on the Company's financial condition, operations and cash flows. Our obligation under the loan payable to affiliate is subordinated to our obligations under the 2019 Line of Credit. The Company also provides routine indemnifications relating to certain real estate (office) lease agreements under which it may be required to indemnify property owners for claims and other liabilities arising from the Company's use of the applicable premises. In addition, the Company guarantees the performance of its subsidiaries under certain office lease agreements. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts. Based on historical experience and evaluation of specific indemnities, management believes that judgments, if any, against the Company related to such matters are not likely to have a material effect on the consolidated financial statements. Accordingly, the Company has not recorded any liability for these obligations as of March 31, 2023 or March 31, 2022.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Note 18 — Segment and Geographical Information

The Company's reportable segments are described in Note 1 and each are individually managed and provide separate services that require specialized expertise for the provision of those services. Revenues by segment represent fees earned on the various services offered within each segment. Segment profit consists of segment revenues, less (1) direct expenses including compensation, travel, meals and entertainment, professional fees, and bad debt and (2) expenses allocated by headcount such as communications, rent, depreciation and amortization, and office expense. The corporate expense category includes costs not allocated to individual segments, including charges related to incentive compensation and share-based payments to corporate employees, as well as expenses of senior management and corporate departmental functions managed on a worldwide basis, including office of the executives, accounting, human capital, marketing, information technology, and legal and compliance. The following tables present information about revenues, profit and assets by segment and geography.

		Year Ended March 31,				
		2023		2022		2021
Revenues by segment:						
Corporate Finance	$	1,127,126	$	1,593,083	$	802,853
Financial Restructuring		395,733		392,818		534,747
Financial and Valuation Advisory		286,588		284,057		187,852
Revenues	$	1,809,447	$	2,269,958	$	1,525,452
Segment profit [1]						
Corporate Finance	$	354,075	$	606,268	$	250,513
Financial Restructuring		121,618		100,882		224,215
Financial and Valuation Advisory		81,388		88,136		46,642
Total segment profit		557,081		795,286		521,370
Corporate expenses [2]		215,343		182,422		113,213
Other (income)/expense, net		17,738		8,926		(1,071)
Income before provision for income taxes	$	324,000	$	603,938	$	409,228

(1) We adjust the compensation expense for a business segment in situations where an employee residing in one business segment is performing work in another business segment where the revenues are accrued. Segment profit may vary significantly between periods depending on the levels of collaboration among the different segments.

(2) Corporate expenses represent expenses that are not allocated to individual business segments such as office of the executives, accounting, information technology, legal and compliance, marketing, and human capital.

		March 31, 2023		March 31, 2022		March 31, 2021
Assets by segment						
Corporate Finance	$	1,015,760	$	994,623	$	575,241
Financial Restructuring		196,289		178,148		181,239
Financial and Valuation Advisory		165,395		155,853		136,761
Total segment assets		1,377,444		1,328,624		893,241
Corporate assets		1,591,370		1,558,186		1,532,826
Total assets	$	2,968,814	$	2,886,810	$	2,426,067

		Year Ended March 31,				
		2023		2022		2021
Income before provision for income taxes by geography						
United States	$	222,923	$	424,358	$	321,639
International		101,077		179,580		87,589
Income before provision for income taxes	$	324,000	$	603,938	$	409,228

65

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

	Year Ended March 31,		
	2023	**2022**	**2021**
Revenues by geography:			
United States	$ 1,289,365	$ 1,690,708	$ 1,192,720
International	520,082	579,250	332,732
Revenues	$ 1,809,447	$ 2,269,958	$ 1,525,452
	March 31, 2023	**March 31, 2022**	**March 31, 2021**
Assets by geography			
United States	$ 1,861,296	$ 2,032,390	$ 1,837,332
International	1,107,518	854,420	588,735
Total assets	$ 2,968,814	$ 2,886,810	$ 2,426,067

Note 19 — Business Combinations

On October 4, 2021 ("the Acquisition Date"), the Company completed a tender offer process resulting in the Company's acquisition of approximately 90% of GCA Corporation's ("GCA") common stock for cash consideration of $531.9 million. The Company then acquired the GCA shares not purchased through the tender offer by way of a second-step transaction, which occurred on November 5, 2021 for $57.7 million (included within Other liabilities in the March 31, 2022. Consolidated Balance Sheet). The consideration for these shares was paid on January 20, 2022. This all-cash transaction was valued at approximately $589.6 million, based on the consideration of ¥1,398 per share of GCA.

GCA is a global technology-focused investment bank providing M&A advisory and capital markets advisory services in Europe, Japan/Asia, and the United States. The addition of GCA significantly increases the Company's position in the technology sector, which is critical to meeting the needs of our clients as technology increasingly touches every business sector. GCA also increases the depth and breadth of our UK and European operations and this significant increase in scale has a direct impact on our ability to better serve our clients, both corporate and private equity, and meaningfully expands our geographic footprint in the UK and Europe. GCA also creates a significant platform for us to build from in the Asia Pacific region, meaningfully increasing our presence there and allowing us to begin to reach for scale in this rapidly growing part of the world.

Acquisition Consideration

GCA common shares, including employee share-based payment awards outstanding, as of the Acquisition Date	49,382,808
Cash consideration per share	¥ 1,398
Cash consideration for tendered common shares	$ 531,883
Cash consideration for remaining shares purchased	57,686
Total cash consideration	$ 589,569

The Company financed the acquisition with cash on hand.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

Purchase Price Allocation

The following table summarizes the fair value of assets acquired and liabilities assumed as part of the GCA acquisition. We made significant estimates and exercised significant judgment in estimating fair values and accounting for such acquired assets and liabilities. The intangible assets subject to amortization will be amortized on a straight-line basis over their estimated useful lives as of the acquisition date.

	Fair Value as of March 31, 2023	Weighted-Average Amortization Period
Assets acquired:		
Cash and cash equivalents	$ 228,877	
Investment securities	515	
Accounts receivable	56,080	
Unbilled work in progress	4,672	
Deferred income taxes	1,876	
Property and equipment	8,727	
Operating lease right-of-use assets	27,383	
Other assets	20,506	
Intangible assets other than goodwill		
Backlog	42,000	1.2 years
Trade name	17,100	2.0 years
Customer relationships	15,200	1.0 year
Total intangible assets acquired	74,300	1.3 years
Total assets	422,936	
Liabilities assumed:		
Accrued salaries and bonuses	152,409	
Accounts payable and accrued expenses	22,722	
Payable to affiliates	15	
Deferred income	78	
Deferred income taxes	—	
Income taxes payable	2,290	
Operating lease liabilities	27,527	
Other liabilities	22,647	
Total liabilities	227,688	
Net identifiable assets acquired	195,248	
Goodwill	394,321	
Total GCA equity value	$ 589,569	

We applied the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 805, *Business Combinations* ("ASC 805"). Goodwill of $394.3 million was recognized as a result of the transaction and relates to (i) the value of assets that do not meet the definition of an identifiable intangible asset under ASC 805, but that do contribute to the value of the acquired business, including the assembled workforce and relationships with customers that are not tracked; (ii) the assemblage value associated with acquiring an on-going business whose value is worth more than simply the sum of its parts; and (iii) the expected synergies associated with combining global operations. None of the goodwill recognized is expected to be deductible for federal income tax purposes. The goodwill recognized is attributable to our CF business segment.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(In thousands, except share data or as otherwise stated)

The results of operations for GCA have been included in the Company's Consolidated Financial Statements since the Acquisition Date.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information is presented to illustrate the estimated effects of the acquisition of GCA on the Company as if it had occurred on April 1, 2020, the first day of the Company's fiscal 2021, and is not necessarily indicative of either future results of operations or results that may have been achieved had the acquisition been consummated as of this date. The below unaudited pro forma results include certain pro forma adjustments to net earnings that were directly attributable to the acquisition, as if the acquisition had occurred on April 1, 2020, including the following:

- Elimination of transaction costs incurred by the Company directly attributable to the GCA acquisition of $0 and $(7,026) for the year ended March 31, 2023 and 2022, respectively.
- A decrease in amortization expense of $(40,986) and $(12,946), for the year ended March 31, 2023 and 2022, respectively, directly attributable to the GCA acquisition. This amortization was recognized as a result of the allocation of purchase consideration to the definite-lived intangible assets subject to amortization, noted above.
- Resulting tax impact of above adjustments of $8,812 and $5,472, for the year ended March 31, 2023 and 2022, respectively.

	(Unaudited)	
	Year Ended March 31,	
	2023	2022
Revenue	$ 1,809,447	$ 2,518,196
Net income	301,397	471,904

Note 20 — Subsequent Events

On May 4, 2023, the Company's board of directors declared a quarterly cash dividend of $0.55 per share of Class A and Class B common stock, payable on June 15, 2023, to shareholders of record on June 2, 2023.

On May 10, 2023 the staff of the SEC’s Division of Enforcement proposed a potential settlement with the Company to resolve an investigation of the Company’s compliance with records preservation requirements related to business communications sent over off-channel electronic messaging platforms. The Company has notified the SEC’s Division of Enforcement of its present intention to agree to a settlement to resolve the investigation that includes a $15 million civil penalty. The potential settlement is subject to the negotiation of definitive documentation, which is expected to include terms consistent with previously announced settlements between other firms and the SEC, and any formal offer, proposed civil penalty, and additional terms submitted by the Company would be subject to approval by the Commission. As a result of the foregoing, the Company determined that it should recognize a $15 million accrual in other (income)/expense, net for the fourth fiscal quarter and fiscal year ended March 31, 2023 relating to the anticipated settlement with the SEC.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2023.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Company's system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Company's financial statements for external reporting purposes in accordance with GAAP. The Company's management, including the chief executive officer and chief financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2023. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of March 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

In designing and evaluating our disclosure controls and procedures, management, including the chief executive officer and chief financial officer, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *2013 Internal Control - Integrated Framework*. Based on its assessment, management believes that, as of March 31, 2023, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on the Company's internal control over financial reporting. This report appears on page 37 of this report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our internal control over financial reporting performed during the fiscal quarter ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

Information relating to this Item 10 is incorporated by reference to the Company's definitive proxy statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11.   **Executive Compensation**

Information relating to this Item 11 is incorporated by reference to the Company's definitive proxy statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information relating to this Item 12 is incorporated by reference to the Company's definitive proxy statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

Information relating to this Item 13 is incorporated by reference to the Company's definitive proxy statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14.   **Principal Accounting Fees and Services**

Information relating to this Item 14 is incorporated by reference to the Company's definitive proxy statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

The consolidated financial statements required to be filed in the Form 10-K are listed in Part II, Item 8 hereof.

Financial Statement Schedules

See "Index to Consolidated Financial Statements" in this Form 10-K listed in Part II, Item 8 hereof.

Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Company, dated August 18, 2015	8-K	333-205610	3.1	8/21/15	
3.2	Amended and Restated Bylaws of the Company, dated August 18, 2015	8-K	333-205610	3.2	8/21/15	
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	001-37537	4.1	5/15/20	
9.1	Voting Trust Agreement, dated as of August 18, 2015, by and among the Company, the holders of shares of Class B common stock party thereto, and each trustee named therein	8-K	333-205610	9.1	8/21/15	
9.2	Amendment No. 1 to the Voting Trust Agreement, dated as of August 28, 2015, by and among the Company and the Trustees	8-K	333-205610	9.1	8/28/15	
9.3	Amendment No. 2 to the Voting Trust Agreement, dated as of October 18, 2018, by and among the Company and the Trustees	8-K	001-37537	9.1	10/19/18	
10.1	Amended and Restated Houlihan Lokey, Inc. 2016 Incentive Award Plan	8-K	001-37537	10.1	9/25/17	
10.2	Amendment to Amended and Restated Houlihan Lokey, Inc. 2016 Incentive Award Plan	8-K	001-37537	10.1	10/20/17	
10.3	Registration Rights Agreement, dated as of August 18, 2015, by and among the Company and the stockholders party thereto	8-K	333-205610	10.3	8/21/15	
10.4	Credit Agreement, dated as of August 23, 2019, by and among Houlihan Lokey, Inc., certain domestic subsidiaries of the borrower party thereto as guarantors, Bank of America, N.A., as the administrative agent and the L/C issuer, the lenders party thereto.	8-K	001-37537	10.1	8/26/19	
10.5	Form of Indemnification Agreement between Houlihan Lokey, Inc. and its directors and executive officers	S-1/A	333-205610	10.8	7/27/15	
10.6†	Houlihan Lokey, Inc. Second Amended and Restated 2006 Incentive Compensation Plan	S-1/A	333-205610	10.9	8/3/15	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.7†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Houlihan Lokey, Inc. Second Amended and Restated 2006 Incentive Compensation Plan	S-1/A	333-205610	10.10	8/3/15	
10.8†	Form of Deferred Restricted Stock Award Grant Notice and Agreement under the Houlihan Lokey, Inc. Second Amended and Restated 2006 Incentive Compensation Plan	S-1/A	333-205610	10.11	8/3/15	
10.9†	Form of Restricted Stock Award Agreement under the Houlihan Lokey, Inc. 2016 Incentive Award Plan	S-1/A	333-206337	10.13	8/3/15	
10.10†	Form of Restricted Stock Unit Award Agreement under the Houlihan Lokey, Inc. 2016 Incentive Award Plan	S-1/A	333-206337	10.14	8/3/15	
10.11†	Houlihan Lokey, Inc. Director Compensation Program					*
10.12†	Notice to Fram Holdings, Inc. Second Amended and Restated 2006 Incentive Compensation Plan Equity Award Holders	S-1/A	333-205610	10.19	8/3/15	
10.13†	Houlihan Lokey, Inc. Executive Officer Transition Program					*
10.14	First Amendment to Credit Agreement, dated as of August 2, 2022, among the Company and the lenders party thereto	10-Q	001-37537	10.2	8/5/22	
21.1	Subsidiaries of Registrant					*
23.1	Consent of Independent Public Accountants					*
31.1	Rule 13a-14(a) / 15d-14(a) Certification of Chief Executive Officer					*
31.2	Rule 13a-14(a) / 15d-14(a) Certification of Chief Financial Officer					*
32.1	Section 1350 Certification of Chief Executive Officer					**
32.2	Section 1350 Certification of Chief Financial Officer					**
101.INS	XBRL Instance Document					**
101.SCH	XBRL Taxonomy Extension Schema Document					**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					**

*   Filed herewith.

**   Furnished herewith.

†   Indicates a management contract or compensation plan or arrangement.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOULIHAN LOKEY, INC.

Date: May 25, 2023

By: /s/ SCOTT L. BEISER

Name: Scott L. Beiser

Title: Chief Executive Officer

Each of the officers and directors of Houlihan Lokey, Inc. whose signature appears below, in so signing, also makes, constitutes and appoints each of Scott L. Beiser, J. Lindsey Alley, Christopher M. Crain and Charles A. Yamarone, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution, for him or her in any and all capacities, to execute and cause to be filed with the SEC any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K, with all exhibits thereto and all other documents in connection therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities on the dates indicated.

HOULIHAN LOKEY, INC.

Date: May 25, 2023	/s/ SCOTT L. BEISER
	Scott L. Beiser
	Chief Executive Officer
	(Principal Executive Officer)
Date: May 25, 2023	/s/ J. LINDSEY ALLEY
	J. Lindsey Alley
	Chief Financial Officer
	(Principal Financial and Accounting Officer)
Date: May 25, 2023	/s/ IRWIN N. GOLD
	Irwin N. Gold
	Executive Chairman and Director
Date: May 25, 2023	/s/ SCOTT J. ADELSON
	Scott J. Adelson
	Co-President and Director
Date: May 25, 2023	/s/ DAVID A. PREISER
	David A. Preiser
	Co-President and Director
Date: May 25, 2023	/s/ JACQUELINE B. KOSECOFF
	Jacqueline B. Kosecoff
	Director
Date: May 25, 2023	/s/ ROBERT A. SCHRIESHEIM
	Robert A. Schriesheim
	Director
Date: May 25, 2023	/s/ PAUL A. ZUBER
	Paul A. Zuber
	Director
Date: May 25, 2023	/s/ GILLIAN B. ZUCKER
	Gillian B. Zucker
	Director
Date: May 25, 2023	/s/ EKPEDEME M. BASSEY
	Ekpedeme M. Bassey
	Director
Date: May 25, 2023	/s/ CYRUS D. WALKER
	Cyrus D. Walker
	Director
Date: May 25, 2023	/s/ TODD J. CARTER
	Todd J. Carter
	Managing Director and Director